EXHIBIT 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (“Agreement”) is entered into as of the 9th day of December, 2014 (the “Effective Date”), by and among Minnesota Nice Holdings Inc., a Delaware corporation (“Purchaser”), and CrossAmerica Partners LP f/k/a Lehigh Gas Partners LP, a Delaware limited partnership (“Purchaser Parent”), on the one hand, and GST Non-Exempt Family Trust Created Under the David B. Erickson Revocable Trust UAD May 12, 2010, and GST Exempt Family Trust Created Under the David B. Erickson Revocable Trust UAD May 12, 2010 (each, a “Seller” and, together, the “Sellers”), on the other hand.

W I T N E S S E T H:

WHEREAS, Sellers own in the aggregate all the outstanding capital stock of Erickson Oil Products, Inc., a Wisconsin corporation (“Company”), comprising 25.496 shares (collectively, the “Shares”) of common stock, $100.00 par value, of Company (“Common Stock”);

WHEREAS, Company presently owns and operates various retail convenience stores, which include the retail sale of motor fuels and QSRs (as defined in Article XIII), at the locations set forth on Exhibit A hereto (collectively, the “Locations”); and

WHEREAS, Purchaser desires to purchase from Sellers, and Sellers desire to sell to Purchaser, the Shares, subject to terms and conditions contained herein.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements set forth above and in the body of this Agreement, upon the terms and subject to the conditions hereinabove and hereinafter set forth, the Parties hereto agree as follows:

I.	PURCHASE AND SALE OF SHARES

1.1. Purchase and Sale of Shares. Purchaser agrees to purchase from Sellers, and Sellers, jointly and severally, agree to sell to Purchaser, all the Shares of Company for the Share Purchase Price set forth in Section 2.1 below.

1.2. Definitions. Capitalized terms not defined elsewhere in this Agreement are defined in Article XIII.

II.	PURCHASE PRICE AND DEPOSIT

2.1. Purchase Price. As consideration for the Shares, Purchaser shall pay to Sellers an aggregate of Seventy-four Million Three Hundred Forty-five Thousand Seven Hundred Forty-eight Dollars ($74,345,748) (the “Share Purchase Price”) or Two Million Nine Hundred Fifteen Thousand Nine Hundred Seventy-six and 90/100 Dollars ($2,915,976.90) per Share subject to adjustment as provided in Section 2.2 (the Share Purchase Price as adjusted shall be referred to as the “Adjusted Share Purchase Price”). The Share Purchase Price shall be paid in accordance with Sections 2.2 and 4.4.

2.2. Post-Closing Adjustment of the Share Purchase Price.

(a) After the Closing, the Share Purchase Price shall be adjusted upward or downward based upon the difference between (A) the Current Assets on the Closing Date and (B) the Current Liabilities on the Closing Date determined as follows: (i) if the Current Assets at Closing shall exceed the Current Liabilities at Closing, then the Share Purchase Price shall be increased by the amount of such difference; or (ii) if the Current Liabilities on the Closing Date shall exceed the Current Assets on the Closing Date, then the Share Purchase Price shall be reduced by such difference. Any post-Closing adjustment to the Share Purchase Price shall be paid within three (3) Business Days of final determination under Section 2.2(b).

(b) Within sixty (60) days following the Closing Date, Purchaser shall deliver to Sellers a consolidated balance sheet of Company as of the Closing Date (in its final and binding form, the “Closing Balance Sheet”), setting forth the Current Assets and Current Liabilities calculated in accordance with GAAP (except that the value of the Inventory will be calculated in accordance with Section 3.3, and not GAAP), consistently applied, and a certificate setting forth the resulting Adjusted Share Purchase Price calculated with reference to such amounts (in its final and binding form, together with the Closing Balance Sheet, the “Share Purchase Price Calculation”). During the 20-day period immediately following the Sellers’ receipt of the Share Purchase Price Calculation, the Sellers shall be permitted to review Company’s books and records, the Purchaser’s working papers and any other documents related to the preparation of the Share Purchase Price Calculation and determination of the Adjusted Share Purchase Price. The Share Purchase Price Calculation shall become final and binding upon the Parties twenty (20) days following the Sellers’ receipt thereof unless the Sellers give written notice of their disagreement (a “Notice of Disagreement”) to Purchaser on or before such date. Any Notice of Disagreement shall specify in reasonable detail the nature and dollar amount of any disagreement so asserted and shall be delivered only if (and to the extent that) the Sellers reasonably and in good faith determine that the Share Purchase Price Calculation and the resulting Adjusted Share Purchase Price calculated with reference thereto delivered by Purchaser have not been determined in accordance with the guidelines and procedures set forth in this Agreement. If a timely Notice of Disagreement is received by Purchaser, then the Share Purchase Price Calculation (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the Parties on the earlier of (x) the date the Parties resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement, or (y) the date all matters in dispute are finally resolved in writing by the Independent Auditor. During the twenty (20) days following delivery of a Notice of Disagreement, the Parties shall seek in good faith to resolve in writing any differences that they have with respect to the matters specified in the Notice of Disagreement. Following delivery of a Notice of Disagreement, Purchaser and its agents and representatives shall be permitted to review the Sellers’ and their representatives’ working papers and any other documents relating to the Notice of Disagreement, the Share Purchase Price Calculation, the Adjusted Share Purchase Price and the Closing Balance Sheet. At the end of the 20-day period referred to above, the Parties shall submit to the Independent Auditor for review and resolution all matters (but only such matters) that remain in dispute and that were properly included in the Notice of Disagreement. The Parties shall instruct the Independent Auditor to make a final determination of the Current Assets and Current Liabilities and the resulting Adjusted Share Purchase Price calculated with reference to such amount, to the extent such amount is in dispute, in accordance with the guidelines and procedures set forth in this Agreement. The Parties will cooperate with the Independent Auditor during the term of its engagement and shall instruct the Independent Auditor not to assign a value to any item in dispute greater than the greatest value for such item assigned by the Purchaser, on the one hand, or Sellers, on the other hand, or less than the smallest value for such item assigned by the Purchaser, on the one hand, or Sellers, on the other hand. The Parties also shall instruct the Independent Auditor to make its determination based solely on written and oral presentations by the Purchaser and Sellers that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Share Purchase Price Calculation and the determination of the Current Assets and Current Liabilities and the resulting Adjusted Share Purchase Price calculated with reference thereto shall become final and binding on the Parties on the date the Independent Auditor delivers its final resolution in writing to the Parties (which final resolution shall be requested by the Parties to be delivered not more than forty-five (45) days following submission of such disputed matters to the Independent Auditor). The fees and expenses of the Independent Auditor shall be allocated to the Parties as determined (and as set forth in the final determination) by the Independent Auditor based upon the relative success (in terms of percentages) of each Party’s claims. For example, if the final determination reflects a 60/40 compromise of the Parties’ claims, the Independent Auditor would allocate expenses 40% to the Party whose claims were determined to be 60% successful and 60% to the Party whose claims were determined to be 40% successful.

2.3. Deposit. On the Effective Date, Purchaser shall deliver a deposit in the amount of Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Deposit”) to Wells Fargo Bank, National Association, Attention: Lynn Lean, as escrow agent (the “Escrow Agent”), by wire transfer of immediately available funds to an account designated by Escrow Agent. The Deposit shall be held by the Escrow Agent subject to the terms of an escrow agreement substantially in the form attached hereto as Exhibit B (the “Escrow Agreement”). If the Closing does not occur, for any reason, the Deposit will be distributed according to Article XI hereof.

2.4. Form of Payment. All payments by Purchaser to Sellers under this Agreement at Closing shall be made by wire transfer of immediately available funds to an account designated by Sellers in writing before Closing for such purpose.

III.	PHYSICAL COUNT PROCEDURES AND VALUATION OF INVENTORY

3.1. Physical Count Inventory Procedures. Not more than ten (10) days before or ten (10) days after the Closing, unless otherwise agreed by Sellers and Purchaser, a physical count of the Inventory at the Locations (the “Physical Inventory”) shall be taken by the Independent Auditor. Unless otherwise agreed in writing by Sellers and Purchaser, the procedures for conducting the Physical Inventory and valuing the Inventory are set forth in this Article III.

3.2. Physical Inventory Procedures.

(a) Observation Rights. Both Sellers’ and Purchaser’s representatives can be present to observe the taking of the Physical Inventory. The representatives of Sellers and Purchaser shall execute an inventory completion certificate when the Physical Inventory is complete.

(b) Merchandise, Food Service, Lottery Inventory, and Car Wash Supplies Inventory. A physical count of actual quantities of Merchandise Inventory, Food Service Inventory, Lottery Inventory, and Car Wash Supplies Inventory will be taken by the Independent Auditor not more than ten (10) days before or ten (10) days after the Closing. Representatives of Purchaser and Sellers will be available on site at each Location at the time the Independent Auditor is conducting the Physical Inventory at such Location and, in connection therewith, will count and verify the Cash on Hand at each Location.

(c) Petroleum Inventory. A measurement of the amount of the Petroleum Inventory at the Locations shall be made as close as practicable to the Closing Date. Arrangements will be made to have employees at the Locations take readings from the automatic tank gauges (“ATG”), where available, or manual stick readings, where readings from the ATGs are not available, as of the Closing Date, as verified by the Independent Auditor. The Petroleum Inventory, water and sediment level readings will be measured by the ATG (where available) and printed out. Simultaneously, the employees shall cause the ATG to close the shift totals for petroleum sales and print out the closing report. All tank inventories shall be taken at ambient conditions and calculated at total observed volume using the ATG (where available) at the Locations. A comparison of each Location’s volumes as calculated from the Physical Inventory will be compared to the Location’s book inventory and sales records. Excessive variances may be questioned by Purchaser and, if reasonably necessary, Purchaser may request that a second Physical Inventory be taken to ensure the accuracy of the reported readings.

3.3. Valuation of Inventory. For purposes of calculating the Adjusted Share Purchase Price, the book value of Inventory items which are considered Current Assets hereunder shall be adjusted as set forth in this Section 3.3.

(a) Merchandise Inventory. Merchandise Inventory (other than cigarettes) will be valued at sixty-seven and one-half percent (67.5%) of Company’s retail price of each item, and cigarettes will be valued at Company’s actual cost.

(b) Supplies Inventory. The normal operating level of Supplies Inventory (excluding Car Wash Supplies Inventory) will be maintained by Company at all times prior to the Closing Date and shall be valued at $1,500 for each Location.

(c) Car Wash Supplies Inventory. The normal operating level of Car Wash Supplies Inventory will be maintained by Company at all times prior to the Closing Date and shall be valued at the lesser of Company’s cost or book value at Closing.

(d) Lottery Inventory. Lottery Inventory will be maintained by Company at all times prior to the Closing Date and shall be valued at cost at Closing.

(e) Cash on Hand. The amount of the Cash on Hand shall be included in the value of the Inventory for each Location.

(f) Food Service Inventory. Food Service Inventory will be valued at Company’s cost, as determined by Company’s monthly foodservice inventory form, a copy of which will be provided to Purchaser and the Independent Auditor before or at the Physical Inventory.

(g) Petroleum Inventory. The Petroleum Inventory will be valued utilizing Company’s cost of each grade of product for the last delivery to the Locations plus the current freight rate charged to transport the product to the Locations. The total value of Petroleum Inventory is to include all state sales and state and federal excise Taxes, whether or not Purchaser holds an exemption certificate and all applicable state sales and state and federal excise Taxes associated therewith shall be accrued as a Current Liability in the Company’s books and records to the extent not paid. The Petroleum Inventory will be valued net of any prompt payment discounts booked by Company to reduce the fuels payable account.

(h) Deliveries and Sales of Inventory. All deliveries of Inventory to, and all sales of Inventory at, each Location after the Physical Inventory is completed but before the Closing Date shall be taken into account for purposes of determining the Inventory at Closing.

(i) Disputes. Should any disputes that cannot readily be settled between the Parties arise as to the count or pricing of any category of the Inventory, the amount then disputed shall be determined under the procedure set forth in Section 2.2(b).

3.4. Costs. Purchaser and Sellers, jointly and severally, shall share on an equal basis all of the costs and expenses of the Physical Inventory. Purchaser shall advance all such costs and expenses in full and Purchaser shall deduct Sellers’ share of such costs and expenses from the Share Purchase Price at Closing, to the extent known, and to the extent not known at Closing, such amount shall be paid by Sellers to Purchaser within two (2) Business Days from the Escrow Account.

IV.	EFFECTIVE DATE; CLOSING, DELIVERIES AND ADJUSTMENTS

4.1. Closing. The purchase and sale of the Shares (the “Closing”) shall occur on a date and time as designated in writing by Purchaser to Sellers with at least five (5) Business Days’ notice, but in no event later than the earlier of (the “Outside Date”) (i) five (5) Business Days after all of Sellers’ and Purchaser’s conditions to Closing set forth in Sections 9.1, 9.2 and 9.3 shall have been satisfied or waived in writing, or (ii) January 30, 2015 and shall occur simultaneously with and be contingent upon the closing on the transactions contemplated in the Purchase and Sale Agreement. The Outside Date may be extended by Sellers (in their sole reasonable discretion) for two additional 15–day periods, to be effected by Sellers’ delivery of written notice thereof to Purchaser. The Closing will be held at the offices of Winthrop & Weinstine, P.A., in Minneapolis, Minnesota, and to the extent feasible, the Closing will be held by Federal Express or the electronic exchange of documents in PDF format or by facsimile, without the principals present. The actual date as of which the Closing occurs is referred to herein as the “Closing Date.” In the event that SuperAmerica exercises the SuperAmerica ROFR with respect to some or all of the SuperAmerica Locations, then the Company shall sell, transfer and assign its assets relating to such SuperAmerica Locations pursuant to the terms of the SuperAmerica ROFR and the Share Purchase Price shall be adjusted as contemplated in Section 8.12 below.

4.2. Proceedings at Closing. All proceedings to be taken and any documents to be executed and delivered by any of the Parties at the Closing shall be deemed to have been taken, executed and delivered simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

4.3. Deliveries by Sellers to Purchaser. At the Closing, Sellers shall deliver to Purchaser the following, duly executed:

(a) the stock certificates representing all the Shares duly endorsed in blank or accompanied by duly executed assignment documents in blank executed and delivered by the Seller transferring such Shares;

(b) the various certificates, instruments and documents referred to in Section 9.2 below;

(c) resignations of the officers and directors of Company and the Purchased Subsidiary as of the Closing Date;

(d) a copy of a certificate of status for Company and the Purchased Subsidiary from the Wisconsin Department of Financial Institutions dated as of a date not more than two (2) business days prior to the Closing Date;

(e) a non-imputation affidavit and title affidavit, in forms reasonably required by the Title Company, to issue a title policy to Company or any Person designated by Purchaser insuring its title to the Owned Real Properties, executed by Sellers; and

(f) Schedule 8.7(d).

4.4. Deliveries by Purchaser to Sellers. At the Closing, Purchaser shall deliver or cause to be delivered, or direct the Escrow Agent to deliver, to Sellers the following, duly executed, as applicable:

(a) an amount equal to (i) Four Million Dollars ($4,000,000) (such portion referred to hereinafter as the “Indemnification Escrow Amount”) which shall continue to be held in an account (the “Escrow Account”) by the Escrow Agent for a period of twenty-four (24) months following the Closing Date and (ii) the Stock Environmental Remediation Escrow which shall be held in the Escrow Account by the Escrow Agent and disbursed to pay for the costs and expenses incurred to perform the Stock Remedial Measures, in each case pursuant to the terms of this Agreement and of the Escrow Agreement. The Escrow Account shall be funded by the Escrow Agent’s transferring or otherwise crediting the Deposit plus any interest and earnings that have accrued thereon with the balance of the Indemnification Escrow Amount and the Stock Environmental Remediation Escrow to be paid by Purchaser at Closing;

(b) an amount equal to (i) the Share Purchase Price referred to in Section 2.1 minus (ii) the Indemnification Escrow Amount and the Stock Environmental Remediation Escrow minus (iii) the amount owed by Sellers pursuant to Section 3.4 minus (iv) any other amount to be deducted from the Share Purchase Price pursuant to Sections 7.1(e), 8.7(c) and 8.12 shall be paid by Purchaser to the Sellers by wire of immediately available funds;

(c) the various certificates, instruments, agreements and documents referred to in Section 9.1 below;

(d) certified copies of the resolutions of the Board of Directors of Purchaser authorizing the transactions contemplated hereby; and

(e) with respect to Purchaser, a copy of a certificate of good standing for Purchaser from the Delaware Secretary of State dated as of a date not more than two (2) days prior to the Closing Date.

4.5. Property Tax Adjustments; Rents and Prepaid Expenses; Utilities. Without limiting the generality of Section 2.2 above, in calculating Current Assets and Current Liabilities, the following shall apply to Property Taxes, rents and prepaid expenses and utilities:

(a) all real estate Taxes on Owned Real Properties, ad valorem personal property and inventory Taxes, fire district Taxes, and other such charges with respect to any of the Assets, including special or betterment assessments against any of the Assets which are payable in installments over more than one year

(collectively, “Property Taxes”), shall be adjusted on the basis of the fiscal year (regardless of the date of assessment) of the state, county, city or town in which any respective Assets are situated (the “Fiscal Year”) and shall be deemed to be a Current Liability. Property Taxes will include (i) only the Taxes that are due and payable in a Fiscal Year with respect to Taxes assessed in one year, but payable in another, and (ii) only those installments of special assessments due and payable in a Fiscal Year with respect to special assessments payable in installments. All unpaid Property Taxes that are due and payable in any Fiscal Year ending on or before the Closing Date shall be the responsibility of Sellers and shall be accounted for as a Current Liability. Property Taxes that are due and payable in the Fiscal Year in which the Closing occurs shall be prorated between Sellers and Purchaser, with Sellers being responsible for the portion of such Fiscal Year up to and including the Closing Date and shall be accounted for as a Current Liability. Purchaser shall be responsible for the portion of such Fiscal Year after the Closing Date. Payment of any Property Taxes to the appropriate Governmental Authority that are due and payable in a Fiscal Year first commencing after the Closing Date shall be the responsibility of the Purchaser. Subject to the proration requirements of this Section 4.5(a) and the terms of Section 2.2, all installments of Property Taxes having a due date on or before the Closing Date shall be paid by Company on or before the Closing Date, and Purchaser shall pay all installments of Property Taxes having a due date after the Closing Date. At the Closing, the net amount of all Property Tax adjustments computed according to this Section 4.5(a), for which Sellers are responsible shall be added to Current Liabilities. If the amount of any Property Taxes is not fixed and determined as of the Closing Date, the foregoing Closing adjustment shall be based on the amount thereof as reasonably estimated at Closing. The foregoing adjustment will be finally determined as part of the calculation contemplated by Section 2.2.

(b) Rents (collected from Third Party Leases and paid on the Leased Real Properties), prepaid expenses, and other similar items relating to the Assets shall be prorated between the Parties as of the Closing Date. To the extent that any Leased Real Properties require payment of additional rent, percentage rental, real estate Taxes, insurance, common area maintenance and other lease charges, including any amounts calculated based on sales or gross or net income or cost of goods, Sellers shall be responsible for the same, and agree to pay, or cause Company and Purchased Subsidiary to pay, to the extent the same accrue related to periods before and ending as of the Closing Date for the particular Location, and Purchaser shall be responsible and agrees to pay the same for periods after the applicable Closing Date. At the Closing, an appropriate adjustment in the Current Assets or Current Liabilities, as the case may be, shall be made as between Sellers and Purchaser to the extent there has been a prepayment or a shortfall in the payment of the same. The foregoing adjustment will be finally determined as part of the calculation contemplated by Section 2.2.

(c) Charges for water, gas, power, light and other utility service shall be the responsibility of Sellers with respect to service up to the Closing Date and shall be Purchaser’s responsibility with respect to service on and after the Closing Date. The Parties shall endeavor to obtain meter readings or other evidence of the amounts due for utilities before Closing, but if such readings or evidence cannot be obtained before Closing, the Closing shall be completed without adjustment of the same, and upon obtaining such reading or evidence after Closing, Sellers shall pay Purchaser the charges incurred before the Closing based upon such reading. At the Closing, an appropriate adjustment in the Current Assets or Current Liabilities, as the case may be, shall be made as between Sellers and Purchaser to account for the above allocation of utility charges. The foregoing adjustment will be finally determined as part of the calculation contemplated by Section 2.2.

V.	REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers hereby jointly and severally represent and warrant to Purchaser as follows:

5.1. Authorization; Enforceability. Each Seller has the legal capacity, right and power to own, hold and sell the Shares. Each Seller has full power and authority to enter into and perform its obligations under this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by such Seller in connection with the consummation of the transactions contemplated by this Agreement (all such other agreements, documents, instruments and certificates required to be executed by Sellers being hereinafter referred to, collectively, as the “Seller Documents”). This Agreement has been, and the Seller Documents will be at or before the Closing, duly executed and delivered by each Seller and, assuming the due authorization, execution and delivery by the other Parties hereto and thereto, this Agreement constitutes, and the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of each Seller, enforceable against each Seller according to their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

5.2. Consents and Approvals. Except as set forth on Schedule 5.2, no consent, waiver, approval, order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of Sellers, Company or Purchased Subsidiary in connection with the execution and delivery of this Agreement or the Seller Documents or the compliance by Sellers with any of the provisions hereof or thereof.

5.3. Incorporation and Good Standing. Each of Company and Purchased Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of the State of Wisconsin, has the corporate power and authority to own or lease its assets and to carry on its business as it is currently being conducted and is duly qualified to do business and is in good standing in the jurisdictions set forth in Schedule 5.3 which are the only jurisdictions in which either the ownership or use of the properties owned or used by them, or the nature of the activities conducted by them, requires such qualification, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect. Neither Company nor Purchased Subsidiary is in default under or in violation of any provisions of its Articles of Incorporation or Bylaws, as amended, modified or changed.

5.4. Capitalization. The entire authorized capital stock of Company consists of 250 shares of Common Stock of which 25.496 shares are issued and outstanding. Except as set forth on Schedule 5.4, all of the issued and outstanding Shares have been duly authorized, are validly issued, fully paid and nonassessable and are owned of record by the Sellers, free and clear of all Liens. Except for this Agreement, there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed any shares of the capital stock of the Company or any security convertible or exercisable for or exchangeable into any capital stock of Company or obligating Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. The consummation of the transactions contemplated by this Agreement will convey to Purchaser good and valid title to the Shares, free and clear of all Liens and any Adverse Claim. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Company. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of Company.

5.5. Subsidiaries. Except as indicated on Schedule 5.5, Company does not own or control (directly or indirectly) any shares of capital stock of or other equity interest in any corporation, partnership, joint venture or other entity. All of the shares of capital stock of the Purchased Subsidiary have been duly authorized, are validly issued, fully paid and nonassessable and are owned of record and beneficially by Company, free and clear of all Liens. There are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which Purchased Subsidiary is a party or by which it is bound obligating Purchased Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed any shares of the capital stock of Purchased Subsidiary or any security convertible or exercisable for or exchangeable into any capital stock of Purchased Subsidiary or obligating Purchased Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement.

5.6. Litigation. Schedule 5.6 contains a summary of all actions, suits, proceedings at law or in equity, arbitrations or administrative or other proceeding pending, or, to the Knowledge of Sellers, threatened, against or affecting Company or Purchased Subsidiary (collectively, “Proceedings”). There are no Proceedings that seek to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement or the Seller Documents or that questions the validity of this Agreement, the Seller Documents or any action taken or to be taken by Sellers, Company or Purchased Subsidiary in connection with the consummation of the transactions contemplated hereby or thereby.

5.7. Title to Assets. Except as indicated on Schedule 5.7, Company or Purchased Subsidiary has good and marketable title to, or a valid leasehold interest in, the Assets free and clear of all Liens except the Permitted Encumbrances and Liens that will be released at or prior to the Closing. Sellers have delivered to Purchaser a current, standard form title insurance commitment (each, a “Title Commitment” and collectively, the “Title

Commitments”) for each of the Owned Real Properties, from First American Title Insurance Company (the “Title Company”). Except as indicated on Schedule 5.7, the Title Commitments require the Title Company to insure Purchaser against loss on account of any defect or encumbrance in the title of each of the Owned Real Properties, except for Permitted Encumbrances. The buildings, structures, appurtenances, equipment and other properties owned or used by Company and Purchased Subsidiary are in adequate condition to operate the Business as currently operated by Company. EXCEPT AS SET FORTH IN THIS AGREEMENT AND ANY SELLER DOCUMENTS, NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE IS BEING MADE BY ANY SELLER WITH RESPECT TO SUCH ASSETS, INCLUDING, BUT NOT LIMITED TO, SUCH ASSETS’ MERCHANTABILITY, DESIGN OR USE FOR A PARTICULAR PURPOSE.

5.8. Brokerage Fees. Except as set forth in Section 8.5 below, neither Sellers nor Company is a party to any Contract or undertaking to pay any broker’s, finder’s or financial advisor’s fee in connection with the origin, negotiation, execution or performance of this Agreement.

5.9. FIRPTA Status. No Seller is a “foreign person” as defined in the Foreign Investment in Real Property Tax Act, 26 U.S.C. 1445(f)(3) (“FIRPTA”), and each Seller agrees to execute and deliver to Purchaser an affidavit to that effect, in form reasonably acceptable to Purchaser, including such Sellers’ federal tax identification number, before the Closing.

5.10. Compliance With Laws; Permits. Company and Purchased Subsidiary hold in their respective names all applicable Permits required by Law for the operation of the Business, all of which Permits are listed on Schedule 5.10. As indicated on Schedule 5.10, certain Permits (i) require written notice be given to a Governmental Authority prior to the consummation of the transactions contemplated by this Agreement, (ii) require the prior consent of a Governmental Authority prior to the consummation of the transactions contemplated by this Agreement or (iii) will terminate by operation of law upon consummation of the transactions contemplated by this Agreement. Except as disclosed on Schedule 5.10, Schedule 5.18(b), Schedule 5.19(c), or Schedule 5.20, neither Company nor Purchased Subsidiary has received any notice of any alleged violation of, or citation for noncompliance with, any Law or Permit (except for minor violations or events of noncompliance which have been cured or remedied) including, without limitation, all applicable Laws relating to employment, employee benefits (including, without limitation, ERISA), the sale of tobacco or alcoholic beverages, and the Americans With Disabilities Act, relating to the Business or the Assets and, to Sellers’ Knowledge, except as set forth on Schedule 5.10, Company is in material compliance with all Laws and Permits. A list of all Permit-related violations or citations (including alcoholic beverage licenses) issued with respect to any Location in the last three (3) years or which are unresolved, regardless of when issued, is attached as Schedule 5.10.

5.11. Financial Information.

(a) Company has furnished Purchaser with (i) the audited consolidated balance sheet of Company as of September 30, 2013 and as of September 30, 2012, and the related consolidated audited statements of operations, shareholders’ equity and cash flows for the fiscal years ended September 30, 2013 and September 30, 2012 as audited by Company’s independent accountants, Redpath and Co. (the “Company Auditor”), whose unqualified reports thereon are included therewith, (ii) the internally-prepared unaudited consolidated balance sheet of Company as of August 31, 2014 (the “Unaudited Balance Sheet”) and the related internally-prepared unaudited consolidated statement of operations for the eleven (11) months ended August 31, 2014. The financial statements referred to above, including the footnotes thereto (collectively, the “Financial Statements”) are attached hereto as Schedule 5.11(a) and, except as described therein or on Schedule 5.11(a), have been prepared from the books and records of the Company in accordance with GAAP (except, in the case of the unaudited financial statements, for the absence of notes thereto and subject to normal year-end adjustments (none of which would be reasonably likely to have a Material Adverse Effect), and as otherwise described therein). The audited consolidated balance sheets and the Unaudited Balance Sheet of Company referred to in this Section 5.11(a) reflect all Liabilities that are required to be set forth on a balance sheet prepared in accordance with GAAP (except, in the case of the unaudited financial statements, for the absence of notes thereto and subject to normal year-end adjustments (none of which would be reasonably likely to have a Material Adverse Effect), and as otherwise described therein). The audited consolidated balance sheets fairly present the financial position of Company and the Subsidiaries as of September 30, 2013 and as of September 30, 2012 all in accordance with GAAP, and the related consolidated statements of operations, shareholders’ equity and cash flows fairly present the results of the operations, shareholders’ equity and cash flows of Company and the Subsidiaries for the fiscal years ended September 30, 2013 and September 30, 2012, all in accordance with GAAP.

(b) The internally prepared, unaudited summary profit and loss statements for each of the Locations attached hereto as Schedule 5.11(b), which statements are for each of (i) the twelve month period ending January 31, 2014, (ii) the twelve month period ending September 30, 2013, and (iii) the twelve month period ending September 30, 2012, fairly present the results of operations of the Locations as of the respective dates thereof and for the respective periods covered thereby. Following the Effective Date, Schedule 5.11(b) shall be updated to include the LTM Store Level EBITDA for the 12-month period ending November 30, 2014 and this Section 5.11(b) shall be applicable to such updated Schedule 5.11(b) as though delivered on the Effective Date.

(c) Except for the Liabilities reflected on the Financial Statements and the notes thereto as required by GAAP and as set forth on Schedule 5.11(c), to the Knowledge of Sellers, Company does not have any Liabilities, except (i) Liabilities incurred in the Ordinary Course of Business since August 31, 2014 (the “Balance Sheet Date”); (ii) Liabilities arising under Contracts in the Ordinary Course of Business (except for Breaches of such Contracts); (iii) Liabilities relating to Liens and Indebtedness and (iv) Liabilities reflected on Schedules 5.6, 5.10, 5.12(b), 5.12(h), 5.13, 5.18(b), 5.19(c), 5.20 and 5.26.

5.12. Taxes.

(a) Company and Purchased Subsidiary have filed or caused to be filed in accordance with applicable Law, all income, franchise and other Tax Returns that are required by Law to be filed by, or with respect to, Company and Purchased Subsidiary (taking into account any applicable extension of time within which to file) and all such Tax Returns were true, correct and complete in all material respects. All Taxes owed by Company and Purchased Subsidiary (whether or not shown on any Tax Return) have been timely paid, other than any Taxes being contested in good faith by appropriate proceedings and identified on Schedule 5.12(a), for which Company has recorded reserves in accordance with GAAP in the Financial Statements.

(b) Except as set forth on Schedule 5.12(b), neither Company nor Purchased Subsidiary is currently the subject of an audit, administrative Tax proceedings, judicial proceedings or other examination of Taxes (“Tax Proceeding”) by any Governmental Authority and no Tax Proceeding is pending or, to the Knowledge of Sellers, threatened. Company and Purchased Subsidiary have not entered into a written agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of Company that has not expired nor is presently contesting any Tax liability before any Governmental Authority. Neither Company nor Purchased Subsidiary has received any notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Governmental Authority against Company or Purchased Subsidiary that has not been fully resolved and paid in full.

(c) Company (i) has withheld (and will withhold prior to Closing) from all employees, customers, independent contractors, creditors, members and any other applicable payees proper and accurate amounts for all taxable periods in compliance, in all material respects, with all Tax withholding provisions of applicable Law and (ii) has remitted, and will remit on a timely basis, such amounts to the appropriate Governmental Authority.

(d) Neither Company nor Purchased Subsidiary is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(e) Company and Sellers have delivered or made available to the Purchaser correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Company or Purchased Subsidiary that relate to any tax year for which the applicable statute of limitations has not expired.

(f) Neither Company nor Purchased Subsidiary has received any notification from a Governmental Authority in a jurisdiction where Company or Purchased Subsidiary does not file Tax Returns that Company is or may be subject to taxation by that jurisdiction.

(g) Except as disclosed on Schedule 5.12(g), no power of attorney granted by Company or Purchased Subsidiary with respect to any Taxes is currently in force.

(h) There are no Liens for Taxes upon the Assets, other than Liens for Taxes not yet due and payable or Liens identified on Schedule 5.12(h) for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established clearly on the Financial Statements in accordance with GAAP.

(i) Neither Company nor Purchased Subsidiary is a party to any Tax allocation, indemnification or sharing agreement pursuant to which it would have any obligation to make payments to any Person. Company is not and has not been a member of an affiliated, combined or unitary group for U.S. federal, state or local income tax purposes (other than a group the common parent of which is Company). Neither Company nor Purchased Subsidiary has any liability for the Taxes of any other Person as a transferee or successor, by contract, or otherwise.

(j) Except as disclosed on Schedule 5.12(j), neither Company nor Purchased Subsidiary will be required to include any item of income in, nor will either of them be required to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or foreign Tax Law); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; or (v) election pursuant to Code Section 103 (or any corresponding or similar provision of state, local or foreign Tax law.)

(k) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by a Governmental Authority with or in respect of Company or Purchased Subsidiary that would have a continuing effect after the Closing Date.

(l) Company has not engaged in any reportable transaction as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b).

(m) Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is Company), (ii) has no Liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract or otherwise or (iii) is not liable for the Taxes of any other Person as a result of any indemnification provision or other contractual obligation.

(n) Company (i) is not a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local, or non-U.S. Tax Law) or (ii) has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(o) Company has never elected to be taxed as an “S corporation” within the meaning of Section 1361 of the Code (or any corresponding provision of state or local Tax law).

5.13. Condemnations. Except as set forth in Schedule 5.13, Company has not received any written notice of any condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of any Locations, nor is there any pending, or to Sellers’ Knowledge, threatened condemnation, expropriation, eminent domain or other similar proceeding affecting all or any portion of any Location.

5.14. Labor Matters/Employees. Except as set forth in Schedule 5.14, there are no employment agreements governing the employment of employees of Company or the Purchased Subsidiary, and all employees of the same are employed at will. Except as set forth in Schedule 5.14, to the Knowledge of Sellers, no executive, key employee, or group of employees has any plans to terminate employment with Company or the Purchased Subsidiary. No employee of the Company or the Purchased Subsidiary is represented by any union or any collective bargaining agreement. No labor organization or group of employees of Company or Purchased Subsidiary has made a demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Sellers, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of Sellers, Company and Purchased Subsidiary are in compliance in all material respects with all applicable Laws relating to the employment and labor (including, but not limited to, those relating to wages, hours, immigration and the classification of employees as exempt or not exempt from the payment of minimum wages or overtime under applicable Law, the prohibitions against discrimination and harassment, occupational safety and health, leaves of absence, and the collection and payment of withholding and social security Taxes). Company has correctly classified those individuals performing services as common law employees, leased employees, independent contractors or agents of Company; provided, however, that Purchaser acknowledges that Sellers shall not be responsible for any Losses incurred by or asserted against Purchaser from and after the Closing Date as a result of Purchaser’s classification of any employees, regardless of whether Purchaser uses the same classifications currently used by Company. There are no material grievances or other material labor disputes pending or, to the Knowledge of Sellers, threatened against or involving Company or Purchased Subsidiary. Schedule 5.14 contains a list of the names (separately identifying those on short–term and those on long–term leave), current pay rates, years of service, and accrued vacation pay and sick leave of each employee of Company or Purchased Subsidiary as of September 30, 2014. Schedule 5.14 also designates those employees of Company or Purchased Subsidiary determined to be benefits eligible for purposes of the Patient Protection and Affordable Care Act of 2010, as amended (“Affordable Care Act”), and a description of the methodology for determining same.

5.15. Bonds. All surety or other bonds that Company or Purchased Subsidiary maintain in connection with the operation of the Business on the Locations are listed on Schedule 5.15 and, to the Knowledge of Sellers, no other surety or other bonds will be required by Purchaser at the Closing to conduct the Business. Neither Company nor Purchased Subsidiary is in default under any of such surety or other bonds, and, there has been no occurrence nor exists any condition or circumstance of which Sellers are aware that, with either notice or passage of time or both, would result in or constitute a default by Company or Purchased Subsidiary under any of such surety or other bonds.

5.16. Contracts. Except as set forth on Schedule 5.16, neither Company nor Purchased Subsidiary is a party to or bound by any Contract that (i) contains a minimum annual purchase requirement or minimum annual expenditure requirement of $50,000 or more, (ii) has a term of more than one (1) year and (iii) cannot be canceled on less than ninety (90) days’ notice. Schedule 5.16 also sets forth a true, accurate and complete list of all:

(a) Contracts that restrain, limit or impede Company’s ability to compete with or conduct any business or line of business;

(b) Contracts involving Indebtedness of Company or Purchased Subsidiary;

(c) Contracts (other than this Agreement and any agreement or instrument entered into pursuant to this Agreement) with (i) any Seller or any Affiliate of any Seller or (ii) any current or former officer or director of Company;

(d) Contracts evidencing partnerships, franchises, joint ventures or minority equity interests or that obligate Company or Purchased Subsidiary with respect to contingent payments;

(e) Contracts relating to any material legal proceedings or other actions involving Company or Purchased Subsidiary at any time during the last two (2) years;

(f) Contracts relating to the licensing of any Intellectual Property owned by third parties;

(g) Contracts of indemnification or guaranty entered into outside the Ordinary Course of Business;

(h) Contracts containing performance or revenue standards or purchase or revenue minimums, which, if not met, have payment, reimbursement or forfeiture provisions;

(i) Contracts containing joint marketing or development agreements;

(j) Contracts or commitments relating to capital expenditures and involving future payments in excess of $50,000;

(k) Contracts or commitments entered into by the Company or Purchased Subsidiary relating to (i) the disposition of a Previous Location that was owned (and not leased) by the Company or Purchased Subsidiary in the last twenty (20) years or (ii) the disposition or acquisition of any interest in any business enterprise pursuant to which there may be an executory obligation on the part of Company or Purchased Subsidiary to make additional payments in excess of $50,000 including under any Law or Environmental Law; and

(l) Contracts relating to the acquisition, disposition, sale or lease of the Previous Locations in the last twenty (20) years.

Each Contract set forth on Schedule 5.16 (each a “Material Contract”) is in full force and effect and is the legal, valid and binding obligation of Company or Purchased Subsidiary. Neither Company nor Purchased Subsidiary is in default under any Material Contract in any material respect, and there has been no occurrence nor exists any condition or circumstance of which Sellers are aware that, with either notice or passage of time or both, would result in or constitute a default by Company under any Material Contract which would have a Material Adverse Effect. There have been no written amendments to any of the Material Contracts except as set forth on Schedule 5.16.

5.17. Insurance. Schedule 5.17 hereto lists all insurance policies or binders which currently are in effect or which have been in effect at any time during 2-year period ending September 30, 2014 insuring the Business, the Location and the Assets. Sellers have made available to Purchaser true, correct and complete copies of all such insurance policies which have been in effect at any time during the 2-year period ending September 30, 2014. Company, Purchased Subsidiary, Excluded Subsidiaries and their Affiliates have not violated any of the terms or conditions of such policies and are not otherwise in default thereof, and all of the terms and conditions to be performed by the issuers of such policies have been fully performed and such policies are free from any right of termination on the part of the issuers of such policies. No party to any such policy has repudiated any provision thereof or has provided any notice to Company, Sellers, Purchased Subsidiary, Excluded Subsidiaries and their Affiliates that it is denying coverage for any event covered thereby and each policy is legal, valid, binding, enforceable and in full force and effect. A true, correct and complete schedule of all claims by Company under any of such policies for the five years prior to the date of this Agreement is included in Schedule 5.17. Since the Balance Sheet Date, there has not been any material adverse change in Company’s relationship with its insurers or in the premiums payable pursuant to such policies (except for premium increases in the Ordinary Course of Business, which premium increase was less than 20% with respect to the change between the premiums for the fiscal year beginning October 1, 2013 and the fiscal year beginning October 1, 2014).

5.18. Employee Benefits.

(a) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each welfare or fringe benefit, deferred compensation, employment, executive compensation, severance, stock option, stock appreciation rights, incentive and bonus plan, agreement or arrangement (whether written or unwritten) maintained by Company, Purchased Subsidiary, or any other Person that is or within the preceding forty-eight (48) months was, together with Company, treated as a single employer under Section 414 (b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) or to which Company, Purchased Subsidiary, or its ERISA Affiliate contributes (or has an obligation to contribute) or is a party, in each case for the benefit of current or former employees of the Company, Purchased Subsidiary, or its ERISA Affiliate (collectively, the “Employee Benefit Plans”) is listed on Schedule 5.18(a). True and complete copies of all Employee Benefit Plans and, if applicable with respect to any Employee Benefit Plans, any trust instruments, insurance contracts, most recent determination or opinion letters, summary plan descriptions and Form 5500s for the most recent plan year have been made available to Purchaser or its counsel. Each Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code either (i) has received, or has timely requested, a favorable determination letter from the Internal Revenue Service or (ii) is based upon a prototype or volume submitter plan for which the plan sponsor has received a favorable opinion letter from the Internal Revenue Service, and, all amendments and actions required to bring each such Employee Benefit Plan into conformity with the applicable provisions of ERISA, the Code and other applicable Laws since the date of such determination letter have been timely made or taken. To the Knowledge of Sellers, no event has occurred and no condition exists that would reasonably be expected to result in the revocation of, or failure to issue, any such determination letter or opinion letter, or otherwise adversely affect the qualified status of each such Employee Benefit Plan. No Employee Benefit Plan is covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA.

(b) Except as set forth on Schedule 5.18(b), (i) each Employee Benefit Plan is in compliance in all material respects in form and operation with the requirements of ERISA, the Code and all other applicable Laws (including, but not limited to, all reporting and disclosure requirements for all plan years), and has been administered and operated in all material respects in accordance with its terms; (ii) neither Company, Purchased Subsidiary, nor any officer or employee thereof, nor, to the Knowledge of Sellers, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Employee Benefit Plan that would reasonably be expected to result in the imposition on Company or Purchased Subsidiary of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a Tax pursuant to Section 4975 of the Code; (iii) no Employee Benefit Plan provides for post-employment or retiree welfare benefits, except as required by applicable Laws; (iv) no claim, action or litigation has been made, commenced or, to the Knowledge of Sellers, threatened, with respect to any Employee Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of denied such claims); (v) none of the Employee Benefit Plans are under audit or investigation by the Internal Revenue Service, the Department of Labor or any other governmental agency or entity, and no matters are pending with respect to any Employee Benefit Plan under the Employee Plans Compliance Resolution System, the Delinquent Filer Compliance Program, or the Voluntary Fiduciary Correction Program; (vi) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in any excess parachute payment (within the meaning of Section 280G of the Code) by the Company or cause the acceleration of vesting in, or the time of payment of, any benefits under any Employee Benefit Plan or increase any amount payable under any Employee Benefit Plan; (vii) Company has no contractual obligation to make any gross-up payments as a result of the excise Taxes imposed by Section 4999 of the Code or the additional income Taxes imposed by Section 409A of the Code with respect to any Employee Benefit Plan; (viii) Company maintains no Employee Benefit Plan outside of the United States primarily for the benefit of Company employees working outside the United States; (ix) all contributions, premiums, or payments with respect to each Employee Benefit Plan have been paid and will continue to be paid through the Closing, on a timely basis; and (x) each Employee Benefit Plan may be amended or terminated by Seller in any manner and at any time, without the consent of any Person covered thereunder and without any further liability for benefits that may be accrued or expenses that may be incurred after the date of such termination or amendment, other than benefits that may be required under the terms of such plan or benefits required under Section 4980B of the Code.

(c) Each Employee Benefit Plan that is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been maintained in form and operation with the requirements of Section 409A of the Code and applicable guidance issued thereunder, and no amounts under such Employee Benefit Plan are or have been subject to the interest and additional tax set forth under Section 409A of the Code.

5.19. Real Properties.

(a) Schedule 5.19(a) contains an accurate and complete list of the Owned Real Properties and the Previous Locations that were owned, but not leased, by the Company or the Purchased Subsidiary in the last twenty (20) years, but excludes properties that are Excluded Assets. Company has previously delivered or made available to Purchaser complete copies of all Third Party Leases for tenants at the Owned Real Properties, as listed and described on Schedule 5.19(a). Company and/or Purchased Subsidiary have good and marketable title in fee simple absolute to all of the Owned Real Property subject to the exceptions set forth in Schedule 5.7.

(b) Schedule 5.19(b) contains an accurate and complete list of the Leased Real Properties and the Previous Locations that were leased, but not owned, by the Company or the Purchased Subsidiary in the last twenty (20) years, but excludes real property leases that are Excluded Assets. Except as set forth on Schedule 5.19(b), none of the Leases set forth on Schedule 5.19(b) require any consent to the transactions contemplated by this Agreement. Company has previously delivered or made available to Purchaser complete copies of all Leases and all amendments thereto listed on Schedule 5.19(b). Schedule 5.19(b) sets forth for each Lease the name of the lessor or sublessor, the lease term, the basic annual rental and other amounts payable with respect thereto and any purchase options. Company and Purchased Subsidiary enjoy peaceful possession under each of the Leases and each Lease is in good standing and in full force and effect.

(c) Except as set forth on Schedule 5.19(c), to the Knowledge of Sellers, there are no physical defects or violations of Law (other than Environmental Laws as to which Section 5.20 hereof shall apply, and being specifically excluded from this Section 5.19) with regard to any of the Locations or any of the Previous Locations (expressly excluding defects or violations which have arisen at a Previous Location since the termination of the Company’s or the Purchased Subsidiary’s ownership or lease of such Previous Location). Company has made available for review by Purchaser, true, correct and complete copies of all surveys, reports or deficiency notices concerning the Locations and the Previous Locations which are in the possession of Company and Purchased Subsidiary. Company or Purchased Subsidiary has possession of each of the Locations. Except as set forth on Schedule 5.19(c), Company has not received written notice of any default under any of the Leases or Third Party Leases, and, to the Knowledge of Sellers, no event has occurred which, with the lapse of time or action by a third party, will result in a default under any of the Leases or Third Party Leases and, to the Knowledge of Sellers, no Person other than Company or Purchased Subsidiary is in default under the Leases or Third Party Leases. All rents or other payment obligations which have become due in respect of each of the Leased Real Properties have been or will be paid in the Ordinary Course of Business and Company has complied in all material respects with its obligations under the Leases and the Third Party Leases to which it is a party. Neither Company nor Purchased Subsidiary has received any written notice of default under any Law, Lease, Contract or Permit, relating to the use and operation of the Locations or the Previous Locations, which could reasonably be expected to have a Material Adverse Effect on the operation of such Location, Company, Purchased Subsidiary or the Business.

5.20. Environmental Matters. Except as disclosed on Schedule 5.20:

(a) no written or oral notice, notification, demand, request for information, citation, summons, complaint or order has been received by Company or Subsidiaries, no complaint has been filed, no penalty has been assessed and no investigation or review is pending or, to the Knowledge of Sellers, threatened by any governmental entity or other Person or entity with respect to any past or present (i) alleged violation by Company or Subsidiaries of any Environmental Laws or liability thereunder; (ii) alleged failure by Company or Subsidiaries to possess any Environmental Permit in connection with the conduct of the Business or ownership of the Assets or use or ownership of any of the Locations or the Previous Locations; (iii) Release of Hazardous Substances (as hereinafter defined); or (iv) damages to natural resources;

(b) no surface impoundments, pits or lagoons in which Hazardous Substances are being or have been treated, stored, or disposed of have been located on any property owned or leased by Company, or Subsidiaries or, to the Knowledge of Sellers, any of their predecessors since the date Company or Subsidiaries or, to the Knowledge of Sellers, any of their predecessors were incorporated or, to the Knowledge of Sellers, at any time before, no Hazardous Substances have been found in any potable water (excluding potable water supplied by governmental authorities) used to supply any such property since the date Company or Subsidiaries or, to the Knowledge of Sellers, any of their predecessors were incorporated or, to the Knowledge of Sellers, at any time before; and no polychlorinated biphenyls, radioactive material, urea formaldehyde, lead, asbestos, asbestos-containing material or other Hazardous Substances in an amount or concentration so as to violate Environmental Laws is or was deposited or released at, under or on any property owned or leased by Company since the date Company or Subsidiaries or, to the Knowledge of Sellers, any of their predecessors were incorporated or, to the Knowledge of Sellers, at any time before;

(c) Company and Subsidiaries are in compliance with all Environmental Laws and all Environmental Permits except as would not have a Material Adverse Effect and there are no Environmental Liabilities (as hereinafter defined in Article XIII);

(d) Company and Purchased Subsidiary have provided true, correct and complete copies of all Environmental Permits and environmental reports, audits and studies which are in the possession of Sellers, Company and Subsidiaries;

(e) with the exception of gasoline products, Company and Subsidiaries have not transported or arranged for the transportation of any Hazardous Substance to any location which is listed or proposed for listing on the National Priorities List under CERCLA, or on any similar state list or which is the subject of federal, state or local actions regarding the release of Hazardous Substances or, to the Knowledge of Sellers, other investigations which may lead to claims for clean-up costs, remedial work, damages to natural resources or for personal injury claims, including but not limited to, claims under CERCLA or analogous state environmental clean-up laws; and

(f) Company and Subsidiaries are in material compliance with all Environmental Laws relative to the construction, maintenance, compliance and use of underground and above-ground storage tanks and appurtenances thereto at all Locations and, to the Knowledge of Sellers, there are no leaking underground or above-ground storage tanks at any of the Locations.

5.21. Intellectual Property. Except as disclosed on Schedule 5.21, Company and Purchased Subsidiary own or have the right to use, free and clear of all Liens, all Intellectual Property necessary to conduct the Business substantially as presently conducted except where the failure to so own or have such rights, or the presence of such Liens, does not have, individually or in the aggregate, a Material Adverse Effect. The Company and Purchased Subsidiary possess all licenses required to use the Third Party Software that is used in the conduct of the Business, including the right to use such Third Party Software at each Location at which such Third Party Software is currently in use. To the Knowledge of Sellers, the operation of the Business has not and does not materially infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any third Person. No claim is pending or, to the Knowledge of Sellers, has been threatened against Company or Purchased Subsidiary, and Company and Purchased Subsidiary have not received any written threat, charge, claim, demand, notice or complaint, in each case within the last two (2) years, challenging the use or ownership by Company or Purchased Subsidiary of any Intellectual Property used in the Business or alleging that the operation of the business of Company infringes, misappropriates, dilutes or otherwise violates the Intellectual Property of any third Person (including any claim that Company must license any Intellectual Property of any third Person). Notwithstanding the foregoing, Purchaser acknowledges that Company has not registered the service mark and trade name “Freedom Valu” with the USPTO or any state registering authority, and Sellers make no representations or warranties to the effect that Company has the exclusive right to use the mark and name “Freedom Valu” throughout the United States.

5.22. Bank Accounts. Schedule 5.22 lists the names, account numbers and locations of all banks and other financial institutions at which Company has an account or safe deposit box and the names of each Person authorized to draft on or have access to any such account or safe deposit box.

5.23. Books and Records. The Company maintains books and records that fairly reflect its consolidated assets and liabilities and maintains adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and Subsidiaries and to maintain accountability for the Assets; and (iii) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

5.24. Disclosures to Third Parties. Except where such disclosure would not be reasonably expected to have a Material Adverse Effect on the Company and/or the Purchased Subsidiary, Sellers, the Company, Subsidiaries and their Affiliates have not disclosed any Proprietary Information to any Person other than (a) Purchaser, (b) other third parties subject to appropriate confidentiality agreements or agreements containing appropriate confidentiality restrictions, and (c) agents, advisors, attorneys, Affiliates, employees, officers, or directors of the Company and/or the Purchased Subsidiary. With respect to disclosures made to potential buyers in connection with negotiations relating to the potential acquisition of the stock or Assets of the Company and the assets of Team Investments, the Company, Subsidiaries and their Affiliates have not disclosed any Proprietary Information to any Person except for third parties subject to appropriate confidentiality agreements or agreements containing appropriate confidentiality restrictions.

5.25. Solvency. (a) Sellers’ receipt of the Share Purchase Price constitutes reasonably equivalent value (meaning, for purposes of this Agreement, that said value is within the range of value for which Sellers would sell the Shares to any Person in an arms’ length transaction) in exchange for the sale of the Shares; (b) Sellers are not now, nor as a result of the transactions contemplated by this Agreement will Sellers be, insolvent or unable to pay their debts or other obligations as they become due; (c) Sellers’ assets at a fair valuation are, and after consummation of the transactions contemplated by this Agreement and the Seller Documents will continue to be, greater than all of their Indebtedness; (d) as of the date hereof, Sellers are generally paying their debts as they become due and the transactions contemplated herein and the Seller Documents shall not leave either of Sellers with insufficient capital to pay their debts as they become due; (e) the sale and transfer of the Shares has not been contemplated to, nor will it be consummated with the intent to, defraud, hinder, or delay any of Sellers’ creditors; and (f) the transfer of the Shares has not been concealed from any of Sellers’ creditors.

5.26. No Changes. Except as set forth on Schedule 5.26, during the period from the Balance Sheet Date to and including the date of this Agreement and except as otherwise contemplated by this Agreement, Company and the Purchased Subsidiary have not (a) suffered any change in their working capital, financial condition, assets, liabilities, business or prospects, experienced any labor difficulty or suffered any material casualty loss (whether or not insured) that would have a Material Adverse Effect on the Business, (b) incurred any Liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except in the Ordinary Course of Business or except as would not have a Material Adverse Effect on the Business, (c) permitted any of the Assets to be subjected to any Lien other than Permitted Encumbrances or other than in the Ordinary Course of Business, (d) sold, transferred or otherwise disposed of any Assets except in the Ordinary Course of Business, or (e) materially increased the compensation of any officer or granted any general salary or benefits increase to their respective employees, other than in the Ordinary Course of Business (or, with respect to changes in health insurance coverage to be offered to employees beginning January 1, 2015, except as otherwise required by Law).

5.27. HSR Matters. GST Non Exempt Family Trust Created Under the David B. Erickson Revocable Trust UAD May 12, 2010 (the “Non Exempt Trust”) is an irrevocable trust and the settlor thereof has not retained any reversionary interest in the corpus of the Non Exempt Trust.

5.28. Disclosure. To the Knowledge of Sellers, neither this Agreement (including the SPA Schedules and Exhibits attached hereto) nor the Designated Seller Documents contains any untrue statement of a material fact or omits any statement of a material fact necessary in order to make the statements contained herein or therein not misleading.

5.29. Petroleum Refinery Business. Neither the Company nor the Purchased Subsidiary have ever engaged in the petroleum refinery business or similar business, or owned or leased any real property on which (during the time of such ownership or lease) a petroleum refinery or similar business was conducted. Company and Subsidiaries have been in the business of owning and operating retail stores selling motor fuel and convenience and grocery merchandise items since their inception.

VI.	REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser and Purchaser Parent (together, the “Purchasing Parties”), jointly and severally, represent and warrant to Sellers as follows:

6.1. Organization and Good Standing. Each of the Purchasing Parties is an entity duly organized, validly existing, and in good standing under the Laws of its state of formation and has the organizational power and authority to own its property and to carry on its business as now conducted and to enter into and to carry out the terms and conditions of this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Purchasing Parties (as applicable) in connection with the consummation of the transactions contemplated by this Agreement (all such other agreements, documents, instruments and certificates required to be executed by the Purchasing Parties being hereinafter referred to, collectively, as the “Purchaser Documents”) and to perform fully its obligations hereunder and thereunder.

6.2. Due Authorization; Enforceability. The execution, delivery and performance by the Purchasing Parties of this Agreement and each Purchaser Document has been duly authorized and approved by all necessary action on the part of the Purchasing Parties. This Agreement has been, and the Purchaser Documents will be at or before the Closing, duly executed and delivered by the Purchasing Parties and (assuming the due authorization, execution and delivery by the other Parties hereto and thereto) this Agreement constitutes, and the Purchaser Documents when so executed and delivered will constitute, legal, valid and binding obligations of Purchasing Parties, enforceable against the Purchasing Parties according to their respective terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (b) as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

6.3. Consents and Approvals. Except as set forth on Schedule 6.3, no consent, waiver, approval, order, Permit or authorization of, or declaration or filing with, or notification to, any Person or governmental body is required on the part of the Purchasing Parties in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchasing Parties with any of the provisions hereof or thereof.

6.4. Litigation. There is no legal proceeding pending or, to the Knowledge of the Purchasing Parties, threatened against the Purchasing Parties that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement or that questions the validity of this Agreement, the Purchaser Documents or any action taken or to be taken by the Purchasing Parties in connection with the consummation of the transactions contemplated hereby or thereby.

6.5. Brokerage Fees. The Purchasing Parties have not acted in a manner that could cause Sellers to incur liability to any Person for brokerage commissions, finder’s fees or other remuneration in connection with the sale of the Shares or the transactions contemplated by this Agreement, other than the payments by Sellers contemplated by Section 8.5 hereof.

6.6. Financial Capacity. The Purchasing Parties have the access to required liquidity and the necessary borrowing capacity to complete the transactions contemplated by this Agreement.

6.7. Eligibility for Alcoholic Beverage License. Purchaser has not been convicted of a felony, is not controlled, majority owned, or affiliated with, directly or indirectly, any other Person that is engaged in manufacturing distributing, or exporting alcoholic beverages under a state license or registration, and Purchaser has no Knowledge of a reason why its application for a retail alcoholic beverage license from the appropriate state or local regulatory authorities for the Locations would not be approved.

6.8. Investment. Purchaser is acquiring the Shares for investment purposes only and not with a view to a distribution or resale thereof within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). Purchaser has not directly or indirectly offered the Shares to anyone or solicited any offer to buy the Shares from anyone, in each case in a manner that would require registration under the Securities Act. Purchaser shall not sell, convey, transfer or offer for sale any of the Shares except in compliance with the registration and other requirements of the Securities Act, applicable state securities Laws and other applicable Laws or pursuant to applicable exemption therefrom.

VII.	DUE DILIGENCE AND DISCLAIMER OF WARRANTIES

7.1. Due Diligence; Cooperation; Non-Environmental Schedule Updates.

(a) Between the Effective Date and the Closing Date (the “Interim Period”), Sellers will cause Company and Purchased Subsidiary to, upon being provided reasonable notice by Purchaser: (i) give Purchaser, its lenders, and its accounting, legal, business, environmental, engineering, intellectual property and other authorized representatives and advisors full access, during normal business hours, to the Locations, (ii) furnish Purchaser and its authorized representatives and advisors with all documents and information relating to Company as reasonably requested by Purchaser, its lenders, and its authorized representatives and advisors, (iii) permit Purchaser and its authorized representatives and advisors to review all books, records and Contracts of Company as requested by Purchaser and its authorized representatives and advisors, and make copies thereof, (iv) make available the employees and advisors of Company, including those responsible for the management of the Business, and cause

Company’s employees and advisors to furnish Purchaser and its authorized representatives and advisors with data and other information with respect to Company as requested by Purchaser and its authorized representatives and advisors, and discussed with Purchaser and its authorized representatives and advisors the affairs of Company and the Business, (v) fully cooperate with Purchaser and its authorized representatives and advisors in its investigation and examination of Company and the Business, and (vi) fully cooperate with Purchaser in connection with its review of Company, Purchased Subsidiary, the Business, the Locations and the Assets including cooperating in Purchaser’s ESA, Environmental Compliance Testing, and investigation of any matters relating to Environmental Laws and Environmental Liabilities. In connection with Purchaser’s investigations, Purchaser agrees to (x) comply with all the requirements of Article VII and Article VIII hereof, (y) conduct all investigations undertaken pursuant to this Section 7.1 so as to minimize any disruption of the operations of the Company and the Purchased Subsidiary and (z) return the Locations and the Assets that are the subject of such investigations to their original condition promptly upon completion of the investigation. Purchaser commits to promptly disclose to Sellers all information of which Purchaser becomes aware (including all information resulting from its investigations pursuant to this Section 7.1(a)) that could reasonably be construed to be a Breach of Sellers’ representations and warranties under this Agreement.

(b) From time to time during the Interim Period, Sellers shall have the right to supplement or amend the Non-Environmental Schedules with respect to any events, occurrences, facts or matters, whether or not such events, occurrences or matters relate to the period prior to or during the Interim Period. Sellers may supplement or amend the Non-Environmental Schedules by providing written notice to Purchaser of their intent to supplement or amend the Schedules and a copy of their proposed supplement or amendment to the Non-Environmental Schedules (the “Supplemental Schedule Notice”). Sellers may, at their option, include in a Supplemental Schedule Notice items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Sellers will be required to provide a Supplemental Schedule Notice with respect to all information of which Sellers become aware that could reasonably be construed to be a Breach any of Sellers’ representations and warranties set forth in this Agreement.

(c) Within ten (10) Business Days following Purchaser’s receipt of a Supplemental Schedule Notice, Purchaser has the right to provide written notice to Sellers that Purchaser believes any or all of the information contained in a Supplemental Schedule Notice constitutes a Breach of any of Sellers’ representations and warranties under this Agreement, including a description with reasonable specificity of all information related thereto (hereinafter, a “Claim Notice”). If Purchaser does not submit a Claim Notice within five Business Days of Purchaser’s receipt of a Supplemental Schedule Notice, the Schedules shall be deemed to have been updated with the information included in the Supplemental Schedule Notice and Purchaser’s right to make any indemnification claim based on a Breach of the representations and warranties set forth in this Agreement with respect to information included in the Supplemental Schedule Notice shall be deemed to be waived.

(d) Following receipt of any Claim Notice by Sellers, Purchaser and Sellers shall negotiate in good faith to determine the amount by which the Share Purchase Price shall be adjusted as a result of the event(s) identified in the Claim Notice (the “Breach Amount”).

(e) If the Parties agree on the Breach Amount on or before the Closing Date, the Breach Amount shall be deducted from the Share Purchase Price at Closing, the Schedules shall be updated to reflect the information identified in the Claim Notice, and Purchaser shall be deemed to have waived any right or claim to indemnification for the information identified in the Claim Notice, including pursuant to Section 10.2 hereof, with respect to any and all matters identified in the Claim Notice.

(f) If the Parties are unable to agree on the Breach Amount on or before the Closing Date, then the Non-Environmental Schedules will not be updated with the information described in the Claim Notice and, in the event that the transactions contemplated in this Agreement close, Purchaser will retain the right to pursue a claim for indemnification with respect to the information described in the Claim Notice.

7.2. Confidential Information. Purchaser acknowledges that it has received information about Company (the “Confidential Information”). The Purchaser agrees to continue to be bound by all agreements under which it received such Confidential Information, including that certain confidentiality agreement, dated July 1, 2014, between Purchaser and Matrix for the benefit of Sellers and Company (the “Confidentiality Agreement”). If this Agreement is terminated before the Closing, Purchaser promptly shall return to Sellers or destroy all Confidential Information and shall not retain copies thereof, including all information, testing, studies, surveys, reports and evaluations (environmental and financial, for example), and at Sellers’ request, Purchaser shall provide Sellers with complete copies of all third party engineering and environmental reports obtained by Purchaser in connection with the Owned Real Properties and Leased Real Properties.

7.3. Environmental Due Diligence. During the Interim Period, Purchaser shall have the right (a) to perform an Environmental Site Assessment (“ESA”) and (b) to audit the operation of the Business for compliance with Environmental Laws including completing such testing of all underground storage tank components, including, but not limited to, underground storage tanks, associated lines, pipes, spill containment devices and pumping equipment as it deems necessary in its sole discretion (“Environmental Compliance Testing”), at the Locations before the Closing; provided that (i) the ESA and Environmental Compliance Testing conform to Schedule 7.3 and applicable ASTM standards, (ii) performance of the ESA and Environmental Compliance Testing do not damage or interfere with the operation of the Locations, (iii) completion of an ESA and Environmental Compliance Testing on Leased Real Properties conform with all of the requirements set forth in the applicable Leases, and (iv) Purchaser provides Sellers with a copy of any ESA and Environmental Compliance Testing report promptly after the report is issued. Purchaser shall indemnify, defend and hold Sellers harmless for the acts of Purchaser and/or Purchaser’s agents, employees or contractors in performing the ESA and Environmental Compliance Testing and Purchaser shall return each Location to its previous condition upon completion of its activities in connection with the ESA and Environmental Compliance Testing. Purchaser shall deliver a copy of any final reports or assessments resulting from such investigations and testing to Seller promptly after their completion. Any investigation conducted pursuant to this Section 7.3 shall be conducted in accordance with the terms of Article VII. Purchaser’s conduct of an ESA and Environmental Compliance Testing shall not be a condition to the Closing, and failure to perform or complete the ESA shall not extend the date for the Closing.

7.4. Environmental Schedules Updates.

(a) During the Interim Period, Purchaser commits to promptly disclose to Sellers any information (whether contained in any ESA report, discovered in connection with any Environmental Compliance Testing or otherwise) which could reasonably be construed to be a Breach of any of Sellers’ representations and warranties set forth in Section 5.20 of this Agreement (a “Stock Environmental Breach”), and shall describe with reasonably specificity all information relating thereto (a “Purchaser Stock Environmental Notice”). In addition to the foregoing, to the extent that Sellers become aware of any information which could reasonably be construed to be a Stock Environmental Breach, Sellers shall promptly provide written notice of such Stock Environmental Breach to Purchaser (which shall describe with reasonable specificity all information relating thereto) (a “Seller Stock Environmental Notice” and, together with a Purchaser Stock Environmental Notice, a “Stock Environmental Notice”).

(b) Following delivery of a Stock Environmental Notice by either Party, Purchaser and Sellers shall negotiate in good faith to determine (i) whether the details described in the Stock Environmental Notice constitute a Stock Environmental Breach and (ii) if a Stock Environmental Breach exists or has occurred, the appropriate Stock Remedial Measures relating to such Stock Environmental Breach that should be added to Schedule 8.7(a).

(c) If the Parties agree on (i) the existence or occurrence of a Stock Environmental Breach and (ii) the appropriate Stock Remedial Measures relating to such Stock Environmental Breach to be added to Schedule 8.7(a), then Schedule 5.20 shall be updated to reflect the information regarding the Stock Environmental Breach and Schedule 8.7(a) shall be updated to reflect the agreed-upon Stock Remedial Measures relating to such Stock Environmental Breach.

(d) If the Parties are unable to agree on (i) the existence or occurrence of a Stock Environmental Breach or (ii) the appropriate Stock Remedial Measures relating to such Stock Environmental Breach to be added to the applicable Schedule 8.7(a), then Schedule 5.20 will not be updated with the information regarding the Stock Environmental Breach and, in the event that the transactions contemplated herein close, Purchaser will retain the right to pursue a claim for indemnification based on the Stock Environmental Breach post-Closing.

7.5. Notices to Governmental Agencies. If Purchaser’s due diligence reveals any condition at the Locations that requires disclosure to any governmental agency or authority, Purchaser shall immediately (a) notify Sellers thereof, and (b) provide all data and analysis concerning the condition acquired during the due diligence process including without limitation the ESA. Purchaser acknowledges that applicable rules may require notification to a governmental agency within twenty-four (24) hours of occurrence, and Purchaser agrees to take all reasonable steps necessary to support the ability of Company or Sellers, as the case may be, to meet this obligation. Except as provided by Law, in such event, at all times prior to the Closing, Sellers, and not Purchaser, Purchaser’s agents, or anyone acting on Purchaser’s behalf, shall make such legal determinations regarding disclosures as Sellers deem appropriate.

7.6. Purchaser Acknowledgments. Purchaser specifically acknowledges that, except for Sellers’ representations and warranties in this Agreement and the Designated Seller Documents, and subject to Sellers’ obligations as contained in this Agreement and the Designated Seller Documents, Purchaser is not relying on any representations or warranties of any kind whatsoever, express or implied, from Sellers, Matrix, or any director, officer, employee, representative, broker or other agent of any of them, as to any matters concerning the Locations, the Assets and/or the Business conducted therewith, including: (a) the condition or safety of the Owned Real Properties and Leased Real Properties or any improvements thereon, including plumbing, sewer, heating and electrical systems, roofing, air conditioning, if any, foundations, soils and geology, lot size, or suitability of the Owned Real Properties and Leased Real Properties or their improvements for a particular purpose; (b) whether the appliances, if any, plumbing or utilities are in working order; (c) the habitability or suitability for occupancy of any structure and the quality of its construction; (d) the fitness or condition of any personal property; (e) whether the fixtures or improvements, including the Fuel Equipment, are structurally sound, in good condition, or in compliance with applicable Laws; (f) the profits or losses relating to operations at the Locations; (g) the legal or tax consequences of this Agreement or the transactions contemplated hereby; (h) the environmental condition of the Owned Real Properties and Leased Real Properties, including but not limited to the possible presence of petroleum products and/or Hazardous Substances in, under or near the Owned Real Properties and Leased Real Properties; and (i) the completeness or accuracy of any information provided to Purchaser by Sellers or their agents. Purchaser understands the legal significance of the foregoing provisions and acknowledges that they are a material inducement to Sellers’ willingness to enter into this Agreement.

7.7. Disclaimer of Other Representations and Warranties. PURCHASER ACKNOWLEDGES THAT PURCHASER HAS BEEN GIVEN THE OPPORTUNITY TO EXAMINE ALL ASPECTS OF COMPANY AND TO REVIEW ALL FILES CONCERNING THE LOCATIONS MAINTAINED BY COMPANY AND ITS ENVIRONMENTAL CONSULTANTS AND ALL STATE AGENCIES HAVING JURISDICTION OVER THE LOCATIONS BEFORE PURCHASER’S EXECUTION AND DELIVERY OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT AND THE DESIGNATED SELLER DOCUMENTS, PURCHASER AGREES THAT THE SHARES SHALL BE SOLD AND THAT PURCHASER SHALL ACCEPT THAT COMPANY OWNS THE ASSETS AT CLOSING STRICTLY ON AN “AS IS, WHERE IS, WITH ALL FAULTS” BASIS, WITH NO RIGHT OF SET-OFF OR REDUCTION IN THE SHARE PURCHASE PRICE OR INDEMNIFICATION EXCEPT AS EXPRESSLY CONTEMPLATED BY THIS AGREEMENT, THE PURCHASE AND SALE AGREEMENT AND THE DESIGNATED SELLER DOCUMENTS AND THAT, EXCEPT FOR SELLERS’ REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT AND THE DESIGNATED SELLER DOCUMENTS, THE SALE OF SHARES AND OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF INCOME POTENTIAL, OPERATING EXPENSES, USES, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND SELLERS DO HEREBY DISCLAIM AND RENOUNCE ANY SUCH REPRESENTATION OR WARRANTY.

VIII.	ADDITIONAL AGREEMENTS AND COVENANTS

8.1. Distributions/Dividends. Nothing herein shall prohibit Company from making distributions to Sellers prior to or at Closing Date of the assets listed on Schedule 8.1, including the Excluded Subsidiaries (collectively, the “Excluded Assets”). In addition, nothing herein shall prohibit Company from transferring some or all of its assets relating to the SuperAmerica Locations (defined below) to SuperAmerica, in the event that SuperAmerica exercises its right of first refusal, as described in Section 8.12 below. Purchaser acknowledges and agrees that, at any time prior to the Closing Date, Sellers may cause Company to make distributions to Sellers of (a) the Excluded Assets, and/or (b) cash in amounts not to exceed One Million and 00/100 Dollars ($1,000,000.00). Except as otherwise provided in this Section 8.1, all distributions by the Company of the Assets or cash to the Sellers as the shareholders of the Company require the prior written consent of Purchaser.

8.2. Announcements. Before Closing, neither Sellers nor Purchaser shall make any public announcements concerning the execution and delivery of this Agreement or the transactions contemplated hereby without first obtaining the prior written consent of the other, except as may be required by applicable Law or pursuant to the rules and regulations of any securities exchange, and except that Sellers may disclose this Agreement to any lender holding a Lien on any property owned by Company or otherwise subject to this Agreement and to any landlord or lender of Company in order to comply with Sellers’ obligations hereunder. Purchaser may, on a need to know basis in connection with consummating this transaction, disclose this Agreement and any Confidential Information to its lenders, attorneys, accountants, directors, officers, agents and consultants provided that any party receiving such Confidential Information has agreed to hold all such Confidential Information in confidence. Sellers or Purchaser may disclose the identity of the other Party and terms of this Agreement to their employees, vendors, outside counsel or other outside professionals on a need to know basis in connection with consummating this transaction. If a disclosure is required by a fuel supplier agreement or applicable Law or agreement with any securities exchange, the disclosing Party shall make reasonable efforts to afford the other Party an opportunity to review and comment on the proposed disclosure before the making of such disclosure.

8.3. Insurance and Casualty. Sellers covenant and agree to cause Company to keep the Assets and the Business insured, at Company’s expense, in such amounts as presently insured through the Closing. In the event of any material damage to or destruction of the Assets, the Owned Real Properties or Leased Real Properties or any portion thereof before Closing, the Closing shall, at Sellers’ sole discretion, nevertheless proceed; provided, however, that unless before Closing the same shall have been restored by Company, Sellers or Company’s landlord, as applicable, to its condition as of the date hereof, at the Closing, Company and Purchaser shall be entitled to the benefit of any insurance proceeds due Company as a result of such damage or destruction (without recourse to Sellers) and Purchaser shall assume responsibility for such repair and receive a credit against the Share Purchase Price for any applicable policy deductible or uninsured damage up to a maximum credit equal to the difference between the amount of the Share Purchase Price and the amount of the insurance proceeds payable to Company.

8.4. Condemnation. If before Closing, any part of the Owned Real Properties or Leased Real Properties is taken other than as indicated on Schedule 5.13 or noticed for taking, by eminent domain, Sellers shall promptly give Purchaser written notice thereof and the Closing shall at Sellers’ sole discretion nevertheless proceed; provided, however, that Company and Purchaser shall be entitled to the benefit of any proceeds due Company as the result of such taking.

8.5. Matrix; Payment of Brokers. Purchaser acknowledges that Sellers and/or Company have retained Matrix to act as the financial advisor in connection with the sale of the Shares and the transactions contemplated by this Agreement. Sellers shall be responsible for any fees due to Matrix. Each Party shall be responsible for any brokerage commission or other fees legally determined to be due to any broker or advisor claiming by, through or under such Party and, as between Sellers and Purchaser, shall also be responsible for any Loss (including, without limitation, reasonable attorneys’ fees) paid or incurred by the other Party by reason of any claim to any such broker’s, finder’s or other fee in connection with the transactions contemplated by this Agreement by any such broker or advisor.

8.6. Regulatory Matters; Third Party Consents.

(a) Purchaser and Sellers shall, and Sellers shall cause Company and Purchased Subsidiary to, cooperate with each other and (i) shall use their best efforts to prepare and to file all necessary documentation, and to effect all applications, notices, petitions and filings, with each Governmental Authority that are necessary or advisable to consummate the transactions contemplated by this Agreement, in each case no later than fifteen (15) Business Days after the Effective Date, and (ii) shall use their best efforts to obtain as promptly as practicable any Permit, Environmental Permit, consent, approval, waiver or authorization of such Governmental Authority that is necessary or advisable to consummate the transactions contemplated by this Agreement; provided, however, that such best efforts shall not include any requirement of Seller, Purchaser or their Affiliates (including Company and Purchased Subsidiary) to expend a material amount of money or commence or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party.

(b) Purchaser and Sellers shall, and Sellers shall cause Company to, cooperate with each other and (i) shall use their best efforts promptly to prepare and to file all necessary documentation, and to effect all applications, notices, petitions and filings, with each third party (other than a Governmental Authority) that are necessary or advisable to consummate the transactions contemplated by this Agreement, and (ii) shall use their best efforts to obtain as promptly as practicable any Permit, Environmental Permit, consent, approval, waiver or authorization of such third party that is necessary or advisable to consummate the transactions contemplated by this Agreement; provided, however, that such cooperation shall not include any requirement of Seller, Purchaser or their Affiliates (including Company) to expend a material amount of money or commence or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party.

(c) Purchaser and Sellers shall have the right to review in advance, and Purchaser and Sellers shall, and Sellers shall cause Company and Purchased Subsidiary to, consult with each other with respect to, in each case subject to applicable Laws relating to the exchange of information, any filing made with, or written materials submitted to, any Governmental Authority or any other third party in connection with the transactions contemplated by this Agreement. Purchaser and Sellers shall, and Sellers shall cause Company and Purchased Subsidiary to, consult with each other with respect to the obtaining of any Permit, consent, approval or authorization of a Governmental Authority or other third party necessary or advisable to consummate the transactions contemplated by this Agreement and each Party shall keep the other apprised of the status of obtaining any such Permit, Environmental Permit, consent, approval or authorization. The confidentiality of any information obtained by a Party from another Party to this Agreement under this Section 8.6 shall be maintained in accordance with the terms of the Confidentiality Agreement. The Party responsible for any such filing shall promptly deliver to the other Party evidence of the filing of all applications, filings, registrations and notifications relating thereto, and any supplement, amendment or item of additional information in connection therewith. The Party responsible for a filing shall keep the other Party apprised of the receipt of each notice, order, opinion and other item of correspondence received from or sent to any Governmental Authority by such filing Party in respect of any such application. In exercising the foregoing rights and obligations, Purchaser and Sellers shall act reasonably and promptly.

(d) Purchaser and Sellers shall, and Sellers shall cause Company and Purchased Subsidiary to, upon request, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Purchaser, Sellers, Company and Purchased Subsidiary to or with any Governmental Authority in connection with the transactions contemplated by this Agreement (except to the extent that such information would be, or relates to information that would be, filed under a claim of confidentiality).

(e) Purchaser and Sellers shall, and Sellers shall cause Company and Purchased Subsidiary to, promptly advise each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.

(f) Notwithstanding anything to the contrary contained herein, if Purchaser and Sellers have not previously made the hereinafter referenced filing, they shall make an appropriate filing of notification and report form pursuant to the HSR Act with respect to the transactions contemplated hereby within fifteen Business Days after the date hereof. Purchaser and Sellers shall furnish each other all such necessary information and reasonable assistance as the other may request in connection with its preparation of the necessary filings or submissions under the HSR Act. Purchaser and Sellers shall supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. Purchaser and Sellers agree to use their best efforts to obtain early termination of the waiting period under the HSR Act and obtain any necessary approvals or Permits in connection therewith. Purchaser shall bear the filing fee associated with any HSR Act filings made pursuant to this Section 8.6(f).

8.7. Environmental Responsibilities.

(a) The Parties acknowledge that Company is currently undertaking Stock Remedial Measures as set forth on Schedule 8.7(a); provided that Schedule 8.7(a) may be amended prior to the Closing Date in accordance with Section 7.4. Purchaser understands that Sellers shall have no obligation to perform any environmental remediation except for the Stock Remedial Measures set forth on Schedule 8.7(a), as may be amended pursuant to Section 7.4. Notwithstanding the foregoing, if an ESA or any Environmental Compliance Testing conducted by Purchaser (or any ESA or Environmental Compliance Testing conducted by Sellers) prior to the Closing reveals a release of petroleum or Hazardous Substances at the Locations which is required to be reported to the Applicable State Environmental Agencies, and which have not been previously reported to Applicable State Environmental Agencies, then Purchaser shall advise Sellers, as applicable, and Sellers and Company shall promptly, but in all cases prior to Closing, report the same to Applicable State Environmental Agencies. Sellers shall thereafter, and through Closing, use commercially reasonable efforts to seek funds, if any, which may be available from applicable local, state or federal agencies in Minnesota, Michigan, South Dakota or Wisconsin to offset the cost of any required Stock Remedial Measures. Sellers agree to be financially responsible for the cost of any Stock Remedial Measures to the extent such Stock Remedial Measures are not covered by insurance or do not qualify for reimbursement from trust funds from such States or other applicable governmental agency, if such Stock Remedial Measures are specifically listed on Schedule 8.7(a), as may be amended pursuant to Section 7.4. “Stock Remedial Measures” shall consist of the lowest cost activities reasonably required by applicable Law and by Applicable State Environmental Agencies or other applicable governmental agency to (a) clean up, remove, treat or in any other way address any contaminant or Hazardous Substances in the indoor/outdoor environment; (b) contain, mitigate or otherwise prevent the release or the threat of release or minimize the further release of any contaminant or Hazardous Substances so that it does not migrate or endanger or threaten to endanger public health or welfare of the indoor or outdoor environment; (c) perform pre-remedial studies and investigations and post-remedial monitoring and care required under the Environmental Laws; or (d) recover response or remedial costs or to secure the involvement or cooperation of other Persons potentially responsible for any cost of remediation including, without limitation, prosecuting any legal action

(b) Company’s obligation to conduct Stock Remedial Measures for the Locations identified on Schedule 8.7(a), as may be amended pursuant to Section 7.4, shall be deemed complete for purposes of this Agreement upon receipt by Company of a written letter, order or statement from Applicable State Environmental Agencies or other appropriate Governmental Authority stating that, subject to the agency’s usual and customary reservation of rights, it will not require Company to perform further Stock Remedial Measures with respect to the release (“Closure Letter”), other than routine monitoring. If requested to do so by Applicable State Environmental Agencies or other appropriate Governmental Authority in connection with the performance of the Stock Remedial Measures or the issuance of the Closure Letter, the Parties acknowledge that Company may be asked to place reasonable activity and use limitations (“AULs”) on the Locations, including, if requested, prohibiting the use of groundwater under the Locations for potable purposes and/or restricting the use of the Locations to non-residential purposes. Company shall promptly provide a copy of the Closure Letter to Purchaser and Sellers upon receipt.

(c) With respect to Unknown Pollution, on the Closing Date, Purchaser shall procure and pay for a PLL Policy covering all of the Locations. Sellers agree to contribute Seventy-Five Thousand and 00/100 Dollars ($75,000.00) towards payment of the premium for such PLL Policy, which shall be deducted at Closing. Such PLL Policy, to the extent available in the marketplace, shall cover remediation costs and third-party liability for Unknown Pollution as well as third-party liability for Known Pollution and shall identify Sellers, Company, and Team Investments as additional insureds. The PLL Policy shall also include coverage for New Pollution. The PLL Policy shall be written with no less than a five (5) year term and shall have limits of $5,000,000 and a self-insured retention (“SIR”) of $50,000. Purchaser shall be responsible for the payment of the SIR. For the avoidance of doubt, Sellers shall have no responsibility for losses incurred after five (5) years from the Closing Date.

(d) If the Stock Remedial Measures required under this Section 8.7(a) have not been completed prior to the Closing Date, Sellers shall remain financially responsible for the cost of any such incomplete Stock Remedial Measures to the extent such Stock Remedial Measures are not covered by insurance or do not qualify for reimbursement from trust funds from such States or other applicable governmental agency. If the Stock Remedial Measures required under Section 8.7(a) have not been completed at the time of Closing (other than Stock Remedial Measures relating to Excluded Assets), Sellers shall deposit the amount reflected on Schedule 8.7(d) (the

“Stock Environmental Remediation Escrow”) (which Schedule shall be delivered by Sellers to Purchaser at the Closing and which amount will be determined by Sellers, in consultation with Purchaser, based on Sellers’ reasonable estimates for the remaining expected remediation costs) into the Escrow Account to provide for the expected remediation costs for such sites. From and after the Closing Date, Sellers shall use their best efforts to complete the Stock Remedial Measures set forth on Schedule 8.7(a); provided, however, that (i) Sellers shall keep Purchaser and Company reasonably informed as to their progress in completing the Stock Remedial Measures set forth on Schedule 8.7(a) and (ii) Company and Purchaser shall have the right to take over responsibility for completion of the Stock Remedial Measures and direct the completion of the Stock Remedial Measures (which shall remain at Sellers’ cost and expense) if (x) Sellers are in Breach of their responsibilities under this Section 8.7, (y) Purchaser has provided written notice of such Breach to Sellers, and (z) Sellers fail to remedy such Breach within thirty (30) days of receipt of such notice. For the avoidance of doubt, to the extent one Party receives insurance proceeds to cover Stock Remedial Measures undertaken by the other Party, the Party receiving such insurance proceeds shall reimburse the other Party but only to the extent of the amounts actually expended by such Party in undertaking the Stock Remedial Measures. In the event the Stock Environmental Remediation Escrow is not sufficient to pay the costs of any incomplete Stock Remedial Measures, Section 5.20 and this Section 8.7 shall be deemed to have been Breached by Sellers and Purchaser shall be entitled to indemnification in accordance with the terms of Article X. The Stock Environmental Remediation Escrow shall be distributed to pay costs and expenses incurred in performing Stock Remedial Measures. Distributions from the Stock Environmental Remediation Escrow will be considered payments made and amounts expended by Sellers.

(e) Except to the extent set forth in Section 5.20, this Section 8.7 and Section 10.2, Sellers shall have no other obligation to Purchaser, and Purchaser hereby releases and discharges Sellers, for any Losses whether arising in law or equity, known or unknown, or arising before or after the Closing, in connection with or relating to the environment at, on, under or near the Locations and the Previous Locations, including but not limited to any such matters relating to the Fuel Equipment or releases of petroleum products or Hazardous Substances.

(f) For purposes of clarity, after Closing, if Purchaser or Company excavates or removes any soil on or from the Locations other than in connection with taking Stock Remedial Measures set forth on Schedule 8.7(a), as may be amended pursuant to Section 7.4, or as contemplated by Schedule 8.7(d), Purchaser shall be responsible for all costs and expenses related to such excavation or removal (including, without limitation, all costs of disposal of such soil), except to the extent that such excavation or removal is a result of the existence of a Breach of Section 5.20 or this Section 8.7 by Sellers, in which event Purchaser shall be indemnified for such costs and expenses in accordance with the terms of Article X of this Agreement.

8.8. Covenant Not to Compete. For a period of four (4) years after the Closing Date, none of the Restricted Parties will engage directly or indirectly in the retail petroleum or convenience store business within the states of Minnesota, Michigan, South Dakota, or Wisconsin (a “Competitive Business”), by acting as an officer, director, partner, consultant, lender, guarantor or employee of, or through any equity ownership in, any Person so engaged; provided, however, that any Restricted Party who beneficially owns less than one percent (1%) of the outstanding stock of any publicly traded corporation shall not be deemed to engage solely by reason thereof in any of its businesses. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 8.8 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed. The Restricted Parties acknowledge and agree that the restrictions set forth in this Section 8.8 are reasonable in time and scope, that their agreement in this Section 8.8 is a material inducement to Purchaser’s execution of this Agreement, that conduct in violation of this Section 8.8 would be a substantial detriment to Purchaser and Company, and that Purchaser and Company shall be entitled to seek equitable relief in any court of competent jurisdiction without the requirement of the posting of any bond or surety or the proof of any actual damages. Notwithstanding anything herein to the contrary, nothing in this Section 8.8 shall prohibit or restrict the ability of the Restricted Parties to engage in the activities described on Schedule 8.8.

8.9. Confidentiality. Each Restricted Party covenants and agrees that, for a period of four (4) years following the Closing Date, it will hold all information concerning Company, the Business, the Assets and the

Locations (other than information which (a) is or becomes generally available to the public, or (b) is or becomes available to such Restricted Party after the Closing Date on a non-confidential basis from a source other than Purchaser or Company that is not prohibited from disclosing such information to such Persons by a contractual, legal or fiduciary obligation) on a confidential basis. Each Restricted Party also covenants and agrees to not use himself, herself or itself or voluntarily disclose (other than pursuant to legal process after an opportunity to restrict or otherwise limit disclosure) to others any such information, and to, upon request by Purchaser, promptly turn over all such confidential information and any copies thereof it may have made and to destroy any summaries, compilations or similar documents it may have made or derived from such material and have its representatives promptly turn over such documents and copies and destroy such summaries, compilations or similar documents. Each Restricted Party further covenants and agrees that it will keep confidential and not use trade secrets of Purchaser and Company. The Restricted Parties acknowledge and agree that the restrictions set forth in this Section 8.9 are reasonable in time and scope, that their agreement in this Section 8.9 is a material inducement to Purchaser’s execution of this Agreement, that conduct in violation of this Section 8.9 would be a substantial detriment to Purchaser and Company, and that Purchaser and Company shall be entitled to seek equitable relief in any court of competent jurisdiction without the requirement of the posting of any bond or surety or the proof of any actual damages.

8.10. Non-Solicitation.

(a) The Restricted Parties shall not and shall cause Company and the Subsidiaries and their respective representatives and Affiliates not to, directly or indirectly, from and after the date hereof until the earlier of the Closing or the termination of this Agreement, (i) solicit, initiate, encourage (including by way of providing information) or induce the submission or announcement of any inquiries, proposals or offers or any other efforts or attempts that constitute, or could reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, continue, participate or engage in any discussions or negotiations with, or furnish any information to, any Person with respect to an Acquisition Transaction or a Takeover Proposal or (iii) otherwise cooperate with or assist or participate in, or facilitate or take any action that could reasonably be expected to facilitate, any such inquiries, proposals, offers, discussions or negotiations. For purposes of this Agreement, (x) the term “Acquisition Transaction” means any transaction or series of transactions, directly or indirectly, (1) involving any exchange, lease, sale, disposition, acquisition, transfer, purchase, conveyance or exclusive license of all or substantially all of Company’s or Subsidiaries’ rights with respect to any assets or businesses of Company or Subsidiaries, (2) that, if consummated, would result in any Person or group (other than Restricted Parties) beneficially owning, directly or indirectly, or having the right to acquire, any outstanding shares of the capital stock or assets of Company or Subsidiaries, (3) involving any merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange or similar transaction involving Company, (4) the issuance or sale by Company (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests of Company or any of its Subsidiaries, or (5) any combination of the foregoing, other than, in each case, the transactions contemplated by this Agreement; and (y) the term “Takeover Proposal” means any inquiry, proposal or offer (whether or not in writing) from any Person or group relating to any Acquisition Transaction.

(b) The Restricted Parties shall immediately cease and cause to be terminated any solicitation, discussion or negotiation with any Person conducted heretofore by the Restricted Parties, Company or any of their respective representatives with respect to any actual or potential Acquisition Transaction or Takeover Proposal.

(c) The Restricted Parties acknowledge and agree that any Breach of the restrictions set forth in this Section 8.10 by any of the Restricted Parties or Company or their respective representatives or Affiliates shall be deemed to be a material Breach by Sellers of this Section 8.10 and that Purchaser may exercise the remedy set forth in Section 11.3 in the event thereof.

8.11. Conduct of Business Prior to Closing. Except for actions contemplated by this Article VIII or actions taken with the prior written consent of Purchaser, from the date hereof until the Closing Date, Sellers shall cause Company and Purchased Subsidiary to conduct their businesses in the ordinary course consistent in all material respects with past practice, and shall cause Company and Purchased Subsidiary to:

(a) maintain their business intact, market, promote, and sell their products and services consistently in all material respects with past practice, and preserve the goodwill of their business and present relationships with and suppliers and others with whom they have business relations;

(b) maintain their Owned Real Properties and Leased Real Properties, buildings, structures and other improvements and machinery and equipment constituting any of their assets in good operating condition and repair in all material respects;

(c) meet their contractual obligations in all material respects and perform and pay their obligations as they mature in the Ordinary Course of Business;

(d) comply in all material respects with all judgments and Laws promulgated by any governmental body and all Permits and Environmental Permits applicable to the conduct of their business or the ownership or operation of their Assets, and maintain in all material respects, and prosecute applications for, such Permits and Environmental Permits and pay all Taxes, assessments and other charges applicable thereto;

(e) promptly advise Purchaser in writing of any change in their Assets or the conduct of their business, operations, properties, condition (financial or otherwise) or prospects that has a Material Adverse Effect on the Business, Assets or Locations;

(f) not take any action, or omit to take any action, that would result in any of Sellers’ representations and warranties made herein being inaccurate in any material respect at the time of such action or omission as if made at and as of such time;

(g) not (i) settle or compromise any Tax liability, (ii) make or change any material Tax election, (iii) make or change any Tax method of accounting other than as disclosed on Schedule 5.11, (iv) prepare any Tax Return in a manner that is inconsistent with the past custom and practice with respect to the treatment of items on such Tax Returns, (v) file any amendment to a Tax Return that would increase the Tax liability of Company after the Closing, (vi) consent to the extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes with any Governmental Authority, or (vii) surrender any right to claim a refund of Taxes;

(h) not amend any existing Employee Benefit Plan (except as required to comply with applicable Law, including, but not limited to, the Affordable Care Act), or adopt any new employee benefit plan, agreement or arrangement, or increase the compensation or benefits of any employee, officer, director, or independent contractor of the Company and Purchased Subsidiary;

(i) maintain Company’s and Purchased Subsidiary’s respective Articles of Incorporation and By-Laws in their form on the date of this Agreement;

(j) refrain from entering into any Contract or commitment except Contracts in the Ordinary Course of Business, including Material Contracts, which do not have a term in excess of one (1) year and which do not require expenditures by the Company or Purchased Subsidiary in excess of $100,000 in the aggregate;

(k) refrain from creating, incurring, or assuming any long-term or short-term Indebtedness whether for money borrowed or otherwise except in the Ordinary Course of Business (such as drawdowns of existing credit facilities made in the Ordinary Course of Business) but in any event which shall not exceed $500,000 in the aggregate (net of payments/pay downs) and which shall be repaid in full at or prior to the Closing;

(l) refrain from making any loans, advances or capital contributions to, or investments in, any other Person (excluding any shareholder advances or loans and excluding any contributions relating to the distribution of the Excluded Assets or as needed to comply with Section 8.12 relating to the SuperAmerica ROFR);

(m) refrain from making any change affecting any bank, safe deposit or power of attorney arrangements of the Company except in the Ordinary Course of Business; and

(n) refrain from taking any action, the taking of which, or from omitting to take any action, the omission of which, would cause any of the representations and warranties contained in Article V to fail to be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (subject to Sections 7.1 and 7.4 regarding the supplementation of the Schedules). During the period from the date of this Agreement to the Closing Date, the Sellers shall cause the Company and Purchased Subsidiary to confer on a regular and frequent basis, but not more frequently than once per month unless requested in writing by Purchaser, with one or more designated representatives of Purchaser to report material operational matters and to report the general status of ongoing operations. The Sellers shall cause the Company and Purchased Subsidiary to notify Purchaser of any unexpected emergency or other change reasonably likely to have Material Adverse Effect in the course of their respective businesses or in the operation of their respective properties and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or adjudicatory proceedings involving any material property of Company and Purchased Subsidiary, and to keep Purchaser fully informed of such events and permit its representatives prompt access to all materials prepared in connection therewith.

8.12. SuperAmerica Right of First Refusal. The Parties acknowledge and agree that the Locations listed on Schedule 8.12 (the “SuperAmerica Locations”) are subject to the right of first refusal of SuperAmerica pursuant to franchise agreements, entered into by and between Company and SuperAmerica (the “SuperAmerica Franchise Agreements”). The portion of the Share Purchase Price attributable to each of the SuperAmerica Locations is set forth on Schedule 8.12. Promptly following the Effective Date, Sellers shall cause Company to notify SuperAmerica of the transactions contemplated by this Agreement and the purchase price allocated to each of the SuperAmerica Locations. The Parties agree that, to the extent that SuperAmerica exercises its option to purchase some or all of the Company’s Transferable Interest (as that term is defined in the SuperAmerica Franchise Agreements) in such SuperAmerica Locations (the “SuperAmerica ROFR”), that Transferable Interest shall be transferred to SuperAmerica pursuant to the terms of the SuperAmerica Franchise Agreements and the Share Purchase Price shall be adjusted accordingly.

8.13. Contractual Obligations. Purchaser and Sellers hereby agree that the responsibility for any fees or expenses associated with any consents sought under Schedule 5.2, including without limitation assignment fees, transfer fees and any required costs of store refurbishment shall be borne by the Person that is responsible for paying such fees in the applicable third party agreement. Notwithstanding the foregoing, Purchaser agrees that under no circumstances will Sellers be responsible for any “debranding”, “contingent repayment” or similar obligations under or related to the SuperAmerica Franchise Agreements, BP franchise agreements, or any similar agreements set forth on Schedule 5.2.

8.14. Third Party Consents. In the event that Purchaser closes or waives the condition precedent to Closing provided in Section 9.2(g), the Sellers will not be responsible for obtaining, and shall have no liability for failure to obtain, the third party consents and any other approvals listed on Schedule 5.2.

8.15. Employees.

(a) Purchaser shall be allowed to interview each employee of Company and Purchased Subsidiary (“Employees”) for employment effective as of the Closing Date by one or more Persons identified by Purchaser (“New Employer”) but New Employer shall not be required to hire any of the Employees. Sellers shall cause Company and Purchased Subsidiary to permit Purchaser to interview Employees at times and locations acceptable to Sellers and Purchaser and to communicate with Employees at reasonable times and upon reasonable notice concerning New Employer’s plans, operations, business, customer relations and general personnel matters; provided that such communications prior to the Closing shall be conducted in a manner as is reasonably acceptable to Sellers and Purchaser. Each Employee offered employment by New Employer effective as of the Closing Date who accepts such employment shall be referred to herein as a “Transferred Employee.” Sellers will have no responsibility to cause Company or Purchased Subsidiary to terminate Employees prior to the Closing Date, and following the Closing, Purchaser shall have the right, in its sole discretion, to cause Company or Purchased Subsidiary to terminate or retain Employees. Purchaser shall be solely responsible for termination decisions with respect to Employees who are not Transferred Employees (“Terminated Employees”).

(b) Other than as set forth in Sections 8.15(a) and (e) and subject to the provisions of New Employer’s policies and programs, each Transferred Employee shall be eligible to participate or be eligible for accrual of benefits, vesting and contributions or accruals to be made or credited following the Closing Date under such employee benefit plans, programs or arrangements sponsored or maintained by New Employer as New Employer shall determine to make available to Transferred Employees. Purchaser shall be responsible for all obligations for continuation of health care benefits under COBRA or state law for Employees who terminate employment with Company or Purchased Subsidiary. Purchaser shall cause New Employer to give Transferred Employees full credit for prior service with Company or Purchased Subsidiary for purpose of eligibility, vesting, and the determination of benefits under such plans, programs, and policies sponsored or maintained by New Employer as are made available to Transferred Employees; provided that, such credit does not result in a duplication of benefits, and, to the extent permitted under applicable Law, the Purchaser shall cause such plans, programs, and policies to be amended as may be needed by New Employer to provide the foregoing. Except as otherwise expressly provided in this Section 8.15, Purchaser has no obligation to, or cause New Employer to, offer Transferred Employees the same or comparable employee plans or benefits as Company or Purchased Subsidiary.

(c) Sellers agree to take any and all steps necessary in order to cease contributions under the 401(k) Plan, to fully vest participants in their account balances to the extent not vested, to terminate such plan as of the Closing Date, and to distribute to the participants thereunder their accrued benefits, in accordance with the terms of the 401(k) Plan and all applicable Laws.

(d) Sellers agree to take any and all steps necessary in order to make any payments that may be due and payable under the terms and conditions of the Nonqualified Plan(s) and to terminate such plan(s) as of the Closing Date, in accordance with the terms of the Nonqualified Plan(s) and all applicable Laws.

(e) With respect to Transferred Employees who regularly work less than thirty (30) hours per week, New Employer shall not be required to offer or provide benefits, other than benefits offered or provided to New Employer’s employees who work a similar number of hours per week.

(f) This Agreement is not intended to create and does not create any third-party beneficiary contractual or legal rights in or enforceable by any employee or former employee of Company or Purchased Subsidiary employed with the Business or upon any Person other than Purchaser. Any communications to the Employees concerning the subject matter of this Section 8.15 shall be approved by Sellers and Purchaser. In that connection, Sellers agree to provide any proposed communication, written or otherwise, to Purchaser in advance and with a reasonable period of time to review and provide comments. Both Parties will cooperate to provide mutually agreeable communications to the Employees concerning the subject matter of this Section 8.15.

8.16. Delivery of Audited Financial Statements and LTM Statements.

(a) Sellers agree to cause the Company Auditor to deliver audited consolidated financial statements of Company for the year ended September 30, 2014 to Purchaser on or before the earlier of (a) thirty (30) days from and after the Closing Date, and (b) five (5) Business Days after the completion of such audited consolidated financial statements by Company Auditor.

(b) No later than 15 Business Days following the Effective Date, Schedule 5.11(b) shall be updated to include the LTM Store Level EBITDA for the 12-month period ending November 30, 2014.

8.17. Actions To Quiet Title. Sellers at their cost and expense shall duly and diligently pursue the actions to quiet title referred to Schedule 5.7 with respect to Location Numbers 1 and 35 until record title is in the name of Company. This covenant shall survive the Closing Date.

IX.	CONDITIONS PRECEDENT TO CLOSING

9.1. Sellers’ Conditions Precedent. The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to each of the following conditions:

(a) The representations and warranties made by Purchaser in this Agreement shall be true in all material respects (except for those representations and warranties modified by the word “material”, “Material Adverse Effect” or similar words or phrases which shall be true and correct) when made and on and as of the Closing as though such representations and warranties were made on and as of Closing. Sellers shall have received from Purchaser at Closing a satisfactory certificate to such effect signed by an authorized officer of Purchaser.

(b) Purchaser shall have performed and complied in all material respects with all provisions of this Agreement required to be performed or complied with by Purchaser before or at Closing. Sellers shall have received from Purchaser at the Closing a satisfactory certificate to such effect, signed by an authorized officer of Purchaser.

(c) Purchaser shall have executed and delivered to Sellers at the Closing each of the Purchaser Documents and such additional documents as may be reasonably requested by Sellers in order to consummate the transactions contemplated by this Agreement.

(d) Purchaser shall have executed and delivered the Escrow Agreement.

(e) Purchaser shall have paid or made provisions acceptable to Sellers for the payment of all fees, costs and expenses for obtaining all environmental due diligence, surveys, title examinations, inventory audits, and other inspections performed in connection with the transactions contemplated pursuant to this Agreement (except as otherwise provided in this Agreement).

(f) Sellers, David B. Erickson, and the David B. Erickson estate shall have been released from any personal guaranties that they have given prior to the Closing related to the operation of the Business.

(g) SuperAmerica shall have consented to the consummation of the transactions contemplated in this Agreement, and to the extent that SuperAmerica has not exercised the SuperAmerica ROFR with respect to some or all the SuperAmerica Locations set forth on Schedule 9.1(g) (the “Expired SuperAmerica Locations”), Purchaser and SuperAmerica shall have entered into amendments to the applicable SuperAmerica Franchise Agreements relating to the Expired SuperAmerica Locations, in a form reasonably acceptable to Purchaser and Sellers.

(h) The satisfaction by Purchaser of all the conditions precedent to closing set forth in Section 9.1 of that certain Purchase and Sale Agreement (except for such conditions which by their terms were intended to be satisfied at the closing) and Purchaser’s simultaneous closing (or being ready, willing and able to close) on the transactions contemplated in that certain Purchase and Sale Agreement.

Notwithstanding anything contained herein to the contrary, Sellers’ obligations hereunder are subject to the SuperAmerica ROFR regarding the SuperAmerica Locations.

9.2. Purchaser’s Conditions Precedent. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to each of the following conditions:

(a) The representations and warranties made by Sellers in this Agreement shall be true in all material respects (except for those representations and warranties modified by the word “material”, “Material Adverse Effect” or similar words or which shall be true and correct) when made and on and as of the date of Closing as though such representations and warranties were made on and as of Closing. Purchaser shall have received from Sellers at Closing satisfactory certificates to such effect signed by Sellers.

(b) Sellers shall have performed and complied in all material respects with all provisions of this Agreement required to be performed or complied with by Sellers before or at Closing. Purchaser shall have received from Sellers at Closing satisfactory certificates to such effect signed by each Seller.

(c) Sellers, Company and Purchased Subsidiary shall have executed and delivered to Purchaser at the Closing each of the Seller Documents and such additional documents as may be reasonably requested by Purchaser in order to consummate the transactions contemplated by this Agreement.

(d) Company shall have paid in full all Indebtedness either prior to or simultaneous with Closing.

(e) From the date hereof to the Closing Date, there shall not have been any Material Adverse Effect on Company, the Assets or the Locations.

(f) Each Seller shall have executed and delivered to Purchaser a general release in favor of Company and Purchaser and their Affiliates in a form to be mutually agreed upon by the Sellers and the Purchaser.

(g) Sellers shall have caused Company to obtain all consents and approvals listed on Schedule 5.2 hereto.

(h) The satisfaction by Team Investments of all the conditions precedent to closing set forth in Section 9.2 of that certain Purchase and Sale Agreement (except for such conditions which by their terms were intended to be satisfied at the closing) and Team Investments’ simultaneous closing (or being ready, willing and able to close) on the transactions contemplated in that certain Purchase and Sale Agreement.

(i) Seller shall have paid all amounts due and owing under any Benefit Plans, including any amounts under any deferred compensation plans, stay bonus agreements, or any plan or Contract which becomes due as a result of the transactions contemplated by this Agreement or the Purchase and Sale Agreement.

(j) The 401(k) Plan and each of the Nonqualified Plans shall have been terminated by Company.

(k) Purchaser shall be in possession of the following Permits and Environmental Permits: (x) for the licenses identified on Schedule 5.10 under the headings “Tobacco Licenses,” “Beer Licenses,” “Liquor Licenses” and “Gasoline Licenses,” Purchaser shall be in possession of Permits and Environmental Permits for Locations which accounted for 95% of the of total LTM Store Level EBITDA for the twelve month period ended November 30, 2014 and (y) for the licenses identified on Schedule 5.10 under the headings “Soda Licenses,” “Food Processing Licenses,” “Minnow Licenses,” “Video Licenses” and “Fire Protection Licenses,” Purchaser shall be in possession of Permits and Environmental Permits for Locations which accounted for 75% of the total LTM Store Level EBITDA for the twelve month period ended November 30, 2014.

(l) SuperAmerica shall have consented to the consummation of the transactions contemplated in this Agreement, and to the extent that SuperAmerica has not exercised the SuperAmerica ROFR with respect to some or all the Expired SuperAmerica Locations, except as otherwise agreed by Purchaser and Sellers, Purchaser and SuperAmerica shall have entered into amendments to the applicable SuperAmerica Franchise Agreements for such Expired SuperAmerica Locations, in a form reasonably acceptable to Purchaser and Sellers.

(m) Except with respect to Locations 1 and 35, Company shall be the record owner of all of the Owned Real Properties.

9.3. Mutual Condition Precedent. The obligations of each of the Parties to consummate the transactions contemplated by this Agreement are subject to each of the following conditions: (a) as of the Closing Date, there shall not be any claim or judgment of any nature or type threatened, pending or made by or before any Governmental Authority that questions or challenges the lawfulness of the transactions contemplated by this Agreement under any law or regulation or seeks to delay, restrain or prevent such transactions and (b) the waiting period under the HSR Act, if any, shall have expired or been terminated.

X.	SURVIVAL; INDEMNIFICATION

10.1. Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties of the Parties contained herein shall survive the Closing Date and shall remain in full force and effect until the twenty-four (24) month anniversary of the date of this Agreement, except with respect to the representations and warranties contained in Sections 5.1 (Authorization; Enforceability), 5.3 (Incorporation and Good Standing), 5.4 (Capitalization), 5.12 (Taxes), 5.18 (Employee Benefits) and 5.20 (Environmental Matters) (collectively, the “Seller Fundamental Representations”) and Sections 6.1 (Organization and Good Standing) and 6.2 (Authorization; Enforceability (together, the “Purchaser Fundamental Representations”)), which (a) in the case of the representations and warranties contained in Section 5.20 (Environmental Matters), shall survive for a period of five (5) years, and (b) in the case of the representations and warranties contained in Sections 6.1 (Organization and Good Standing) and 6.2 (Authorization; Enforceability) and the Seller Fundamental Representations other than Section 5.20, shall survive until three (3) months after the expiration of the applicable statute of limitations (including any waivers or extensions thereof). Sellers’ indemnification obligations under Section 10.2(a)(v) shall survive the Closing Date and shall remain in full force and effect until the fifth (5th) anniversary of the Closing Date.

10.2. Indemnity.

(a) Subject to the terms and conditions of this Article X, Sellers, jointly and severally (reserving unto each other any rights of contribution), hereby agree to indemnify and hold Company, Purchaser, Purchased Subsidiary and their respective Affiliates harmless from and against all Losses of Company, Purchased Subsidiary and Purchaser and their respective Affiliates, as the case may be, (including those resulting from or relating to demands, claims, actions or causes of action, assessments or other Losses relating thereto, interest and penalties thereon and reasonable attorneys’ fees and related disbursements and other expenses in respect thereof) (collectively, “Purchaser Claims”) to the extent resulting from (i) any Breach of any representation or warranty made by Sellers in this Agreement or any representation or warranty made by Sellers or by Team Investments in any of the Designated Seller Documents, (ii) any Breach by Sellers duly to perform or observe any term, provision, covenant or agreement to be performed or observed by Sellers pursuant to this Agreement or by Sellers or by Team Investments in any Designated Seller Documents, (iii) any of the matters set forth in Schedules 5.6, 5.10 (only with respect to disclosures regarding violations of Laws), 5.12(b), 5.18(b), and 5.19(c) (expressly excluding any disclosures with respect to violations of Environmental Laws), (iv) the Excluded Assets and the Excluded Subsidiaries, (v) the Previous Locations, (vi) any Retained Liabilities (other than with respect to environmental matters or title matters or any matters for which Purchaser is entitled to bring an indemnification claim pursuant to Sections 10.2(a)(i) or 10.2(a)(ii) above), (vii) any of the matters set forth in Schedule 8.7(a) that are not otherwise remediated or (viii) any of the matters set forth in Schedule 8.5(a) of the Purchase and Sale Agreement that are not otherwise remediated.

(b) Subject to the terms and conditions of this Article X, the Purchasing Parties, jointly and severally, hereby agree to indemnify, defend and hold Sellers harmless from and against all Losses of Sellers (including those resulting from or relating to demands, claims, actions or causes of action, assessments or other Losses relating thereto, interest and penalties thereon and reasonable attorneys’ fees and related disbursements and other expenses in respect thereof) to the extent resulting from (i) any Breach of any representation or warranty made by Purchasing Parties in this Agreement or any Designated Purchaser Documents, (ii) any Breach by Purchasing Parties duly to perform or observe any term, provision, covenant or agreement to be performed or observed by Purchasing Parties pursuant to this Agreement or any Designated Purchaser Documents, (iii) any personal guaranties given by Sellers, David B. Erickson, and the David B. Erickson estate related to the operation of the Business that have not been released under Section 9.1(f), (iv) any liability of Sellers related to any third party consents or approvals listed on Schedule 5.2, (v) any liability associated with Terminated Employees, (vi) any Assumed Liabilities or (vii) any liability of Sellers related to obligations assumed by Purchaser under any Lease or Third Party Lease.

(c) The Parties hereby acknowledge and agree that their sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement or the Seller Documents (other than a claim for common law fraud or willful misconduct) shall be pursuant to the indemnification provisions set forth in this Article X.

(d) The Parties shall take all reasonable steps to mitigate all Liabilities and damages upon and after becoming aware of any event that could reasonably be expected to give rise to such Liabilities and damages. In no event shall any Party be liable for consequential, exemplary or punitive damages other than such damages awarded to a third party.

(e) Except as otherwise provided in Sections 7.1 and 7.4, to the extent that, prior to the Closing Date, Purchaser has Knowledge of a Breach by Sellers of their representations and warranties under Article V of this Agreement (a “Discovered Breach”), Purchaser, on its own behalf and on behalf of Company, Purchaser, Purchased Subsidiary and their respective Affiliates, hereby waives any Purchaser Claims under Section 10.2(a)(i) relating to such Discovered Breach if Purchaser does not provide written notice to Sellers of the Discovered Breach prior to the Closing Date.

(f) With respect to any claim against which the indemnifying party is obligated to indemnify the indemnified party, the indemnifying party shall be subrogated to all rights of the indemnified party with respect to such claim.

(g) THE TERMS OF THIS ARTICLE X WILL BE ENFORCEABLE REGARDLESS OF ANY SOLE, CONCURRENT, CONTRIBUTORY, COMPARATIVE OR SIMILAR NEGLIGENCE, OR OF ANY SOLE, CONCURRENT, STRICT OR SIMILAR LIABILITY, OF A PERSON SEEKING INDEMNIFICATION.

10.3. Third Party Claims. If any claim, assertion or proceeding by or in respect of a Person not a party to this Agreement is made against an indemnified party or any event in respect of a third party occurs, and if the indemnified party intends to seek indemnity with respect thereto under this Article X or to apply any damage or liability arising therefrom to the U.S. Dollar amounts referred to in Section 10.4, the indemnified party shall promptly notify the indemnifying party of such claim in writing, provided that the failure by the indemnified party to give such notice shall not relieve the indemnifying party from its indemnification obligations hereunder, except if and to the extent that the indemnifying party is actually materially prejudiced thereby. The indemnifying party shall have thirty (30) days after receipt of such notice to undertake, conduct and control, through counsel of its own choosing and at its expense, the settlement or defense thereof, and the indemnified party shall cooperate with it in connection therewith; provided, however, that (a) the indemnifying party shall permit the indemnified party to participate in such settlement or defense through counsel chosen by the indemnified party, provided that the fees and expenses of such counsel shall be borne by the indemnified party unless under then applicable standards of professional conduct a conflict of interest may exist between the indemnifying party and the indemnified party, in which event such fees and expenses of such counsel shall be borne by the indemnifying party, (b) the indemnifying party shall promptly reimburse the indemnified party for the full amount of all Losses resulting from such claim and all related and reasonable expenses (other than the fees and expenses of counsel as aforesaid) incurred by the indemnified party within the limits of this Article X and subject to the U.S. Dollar amounts referred to in Section 10.4, (c) the indemnified party shall not, without the prior written consent of the indemnifying party, settle or compromise any claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the indemnified party a release from all liability in respect of such claim and (d) nothing herein shall require any indemnified party to consent to the entry of any order, injunction or consent decree materially affecting its ability to conduct its business operations after the date thereof. So long as the indemnifying party is reasonably contesting any such claim in good faith, the indemnified party shall have the right to pay or settle any such claim; provided, however, that in such event it shall waive any right to indemnity therefor by the indemnifying party. If the indemnifying party does not notify the indemnified party within thirty (30) days after the receipt of the indemnified party’s written notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the indemnified party shall have the right to contest, settle or compromise the claim in the exercise of its reasonable judgment at the expense of the indemnifying party.

10.4. Limitation on Indemnities. Except with respect to the Seller Fundamental Representations, no claim for indemnification will be made by Purchaser under Section 10.2(a) hereof, with respect to any Loss or Losses to the extent that the aggregate of all such claims by Purchaser and its Affiliates under this Agreement shall be in excess of $500,000 (the “Deductible”), whereupon Sellers shall be liable for all such Losses in excess of the Deductible. The maximum aggregate liability of the Sellers for Losses shall be $4,000,000 (the “Cap”); provided, however that the Cap shall not apply with respect to Breaches of Seller Fundamental Representations, Losses related to the Excluded Subsidiaries and Excluded Assets, Losses related to the Previous Locations, Losses related to the

Retained Liabilities, Losses related to any of the matters set forth in Schedules 5.6, 5.10 (only with respect to disclosures regarding violations of Laws), 5.12(b), and 5.19(c) (expressly excluding any disclosures with respect to violations of Environmental Laws), or in the event of common law fraud or willful misconduct of either Seller. Payments by an indemnifying party pursuant to Section 10.2 shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually recovered by the indemnified party from any third party with respect thereto, and all Parties agree to use reasonable best efforts to maximize insurance recoveries. Notwithstanding anything to the contrary contained in this Agreement, no claim by any Party hereto may be asserted, nor may any action be commenced against any Party hereto, for Breach of any representation, warranty, covenant or agreement unless notice thereof is received in writing describing in reasonable detail the facts or circumstances with respect to the subject matter of such claim on or before the date on which the representation, warranty, covenant or agreement on which such claim or action is based ceases to survive as set forth in Section 10.1, irrespective of whether the subject matter of such claim or action shall have occurred before, on or after such date.

10.5. Effect on the Share Purchase Price. Any payment made under this Article X shall constitute an adjustment to the Share Purchase Price for all purposes, including federal, state and local Tax as well as financial accounting purposes, except as otherwise required by GAAP for financial accounting purposes only.

XI.	TERMINATION

11.1. Termination by Sellers or Purchaser. This Agreement, and the transactions contemplated hereby, may be terminated: (i) by mutual written consent of Sellers and Purchaser; (ii) by Sellers if the conditions set forth in Section 9.1 above have not been satisfied by Purchaser or waived in writing by Sellers on or before the Outside Date; (iii) by Purchaser if the conditions set forth in Section 9.2 above have not been satisfied by Sellers or waived in writing by Purchaser on or before the Outside Date; or (iv) by either Sellers or Purchaser if the conditions set forth in Section 9.3 have not been satisfied or waived in writing by the Parties on or before the Outside Date.

11.2. Termination by Sellers.

(a) If (i) all of Purchaser’s conditions to Closing set forth in Section 9.2 (except for such conditions which by their terms were intended to be satisfied at the Closing) were satisfied prior to the Outside Date and (ii) the transactions contemplated by this Agreement are not consummated on or before the Outside Date because of: (a) the failure of Purchaser to materially perform any of its obligations hereunder, or (b) the failure of any of Purchaser’s representations or warranties hereunder to be true and correct in all material respects as of the date hereof, then, in such event, Sellers, as their sole and exclusive remedy shall have the right to terminate this Agreement in which event the Escrow Agent shall, and Purchaser shall cause the Escrow Agent to, pay the Deposit plus all interest and earnings accrued thereon to Sellers free of any claims by Purchaser thereto. If this Agreement is terminated for any reason not set forth in the preceding sentence, then Purchaser shall be entitled to the return of the Deposit and all interest and earnings accrued thereon, free of any claims by Sellers with respect thereto.

(b) The Parties acknowledge and agree that, as of the date hereof: (i) the anticipated damages in case of such termination were difficult to ascertain; (ii) the Parties mutually intended to liquidate the damages in advance; (iii) the amount of such liquidated damages are a reasonable estimate of the potential actual damages any Breach would cause; and (iv) such liquidated damages are not so disproportionate to any possible loss as to constitute a penalty. Except as otherwise provided in this Section 11.2 and except for claims of fraud and willful misconduct, Sellers, jointly and severally, hereby irrevocably disclaim, waive and release any and all claims against Purchaser and all of its Affiliates arising in connection with or related to this Agreement and any of the transactions contemplated hereby upon any termination of this Agreement.

11.3. Termination by Purchaser.

(a) If (i) all of Sellers’ conditions to Closing set forth in Section 9.1 (except for such conditions which by their terms were intended to be satisfied at the Closing) were satisfied prior to the Outside Date and (ii) the transactions contemplated by this Agreement are not consummated on or before the Outside Date because of: (a) the failure of Sellers to materially perform any of their obligations hereunder, or (b) the failure of any of Sellers’ representations or warranties hereunder to be true and correct in all material respects as of the date hereof, then, in such event, Purchaser, as its sole and exclusive remedy, may terminate this Agreement in which event the Escrow Agent shall, and Sellers shall cause the Escrow Agent to, pay the Deposit plus all interest and earnings accrued thereon to Purchaser.

(b) In addition to Purchaser’s right to terminate this Agreement pursuant to 11.3(a) above, Sellers shall be required to pay the Break Fee to Purchaser upon any such termination if either of the following two sets of criteria are met: (i) all of Sellers’ conditions to Closing set forth in Section 9.1 (except for such conditions which by their terms were intended to be satisfied at the Closing) were satisfied prior to the Outside Date, the Purchaser stands ready, willing, and able to close on the transactions contemplated by this Agreement, and the transactions contemplated by this Agreement are not consummated on or before the Outside Date because of the refusal of Sellers to consummate the transactions contemplated herein (other than for the failure of Purchaser to materially perform any of its obligations hereunder), or (ii) Purchaser exercises its right to terminate this Agreement pursuant to Section 11.3(a) based upon the Breach of Section 8.10 by any of the Restricted Parties, the Company or their respective representatives and Affiliates.

(c) The Parties acknowledge and agree that, as of the date hereof: (i) the anticipated damages in case of such termination were difficult to ascertain; (ii) the Parties mutually intended to liquidate the damages in advance; (iii) the amount of such liquidated damages are a reasonable estimate of the potential actual damages any Breach would cause; and (iv) such liquidated damages are not so disproportionate to any possible loss as to constitute a penalty. Except otherwise provided in this Section 11.3 or in Section 7.1 and except for claims of common law fraud or willful misconduct, Purchaser hereby irrevocably disclaims, waives and releases any and all claims against Sellers and all of their Affiliates arising in connection with or related to this Agreement and any of the transactions contemplated hereby upon any termination of this Agreement.

XII.	POST CLOSING AGREEMENTS

12.1. Further Accommodations. In case at any time after the Closing any further action is necessary, appropriate or convenient to carry out the purposes of this Agreement, each of the Parties will take such further action as any other Party reasonably may request, all at the sole cost and expense of the requesting Party. In addition, to assist in the preparation of SEC disclosures and other reporting related to the transactions contemplated by this Agreement, the Sellers agree that they shall cooperate with Purchaser and its representatives, and shall provide Purchaser and its representatives with copies of and/or access to any and all spreadsheets, work papers and other relevant documents and information, as well as any auditor consents (if any), related to the Financial Statements, as may be necessary or desirable for the preparation and filing of complete and accurate disclosures and other reports with the SEC. Purchaser agrees to reimburse each Seller for its reasonable costs and expenses incurred by such Seller in connection with Seller’s compiling such information required by Purchaser for Purchaser’s preparation of SEC disclosures and other reporting related to the transactions contemplated by this Agreement.

12.2. Certain Tax Matters. The following provisions shall govern the allocation of responsibility as between Purchaser and Company, on the one hand, and Sellers, on the other hand, for certain tax matters following the Closing.

(a) Tax Indemnification. The Sellers shall, jointly and severally, indemnify Company, Purchaser, Purchased Subsidiary and their respective Affiliates and hold each of them harmless from and against, any Losses attributable to (i) all Taxes (or the non-payment thereof) of the Company and Purchased Subsidiary for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor thereof) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation 1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, (iii) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by Contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing, and (iv) all Taxes imposed on the Company as a result of an election made by the Company under Section 108(i) of the Code. For the avoidance of doubt, the indemnification provided for pursuant to this Section 12.2(a) shall not (i) be subject to the Deductible, the Cap or any other limitations set forth in Section 10.4 or elsewhere in this Agreement or (ii) include any specific amounts for Taxes to the extent that such amounts were included in Current Liabilities.

(b) Tax Returns. Sellers (at their cost and expense) shall prepare and file, or cause to be prepared and filed, all Tax Returns for the Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date in a timely manner. Sellers will continue to follow the historic tax accounting methods and practices of the Company with respect to all such Tax Returns, except to the extent otherwise required by applicable Law (unless such change is required as a result of Purchaser’s actions or elections). Sellers shall permit Purchaser to review and comment on each such income Tax Return and other material Tax Return described in the preceding sentence prior to filing. Sellers shall make changes, reasonably requested by the Purchaser, to such Tax Returns to the extent such changes are consistent with the Company’s past Tax practice and permitted by applicable Law. Sellers shall deliver to Purchaser, at least three (3) business days prior to the date on which such Taxes are required to be paid, an amount of Taxes shown as due on such Tax Returns, less the amount of Taxes relating to such Tax Returns that were included in Current Liabilities. In the event of a dispute between the Parties concerning the amount of Taxes due by Sellers, the dispute resolution mechanism described in Section 2.2(b) shall be the method by which the Parties resolve such dispute, except that the Independent Auditor shall be an accounting firm with recognized tax expertise that is jointly chosen by Purchaser and Sellers.

(c) Straddle Periods. Purchaser (at its cost and expense) shall prepare and file, or cause to be prepared and filed, when due any Tax Returns of the Company for Tax periods which begin before the Closing Date and end after the Closing Date. Purchaser will continue to follow the historic tax accounting methods and practices of the Company with respect to all such Tax Returns, except to the extent otherwise required by applicable Law (unless such change is required as a result of Purchaser’s actions or elections). Purchaser shall permit Sellers to review and comment on each material Tax Return described in the preceding sentence prior to filing. Sellers shall deliver to Purchaser, at least three (3) business days prior to the date on which such Taxes are required to be paid, that portion of the Taxes which relates to the portion of such taxable period of the Company ending on the Closing Date (the “Pre-Closing Straddle Period Taxes”) less the amount of Taxes relating to such Tax Returns that were included in Current Liabilities. For purposes of this Section 12.2, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to sales, income, payroll, payments or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to sales, income, payroll, payments or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date; provided, however, that property Taxes shall be apportioned pursuant to Section 4.5.

(d) Audits. Purchaser shall control the defense of any audits thereof or other Proceedings relating to any Tax Return of the Company. Sellers, at their own expense, shall be permitted to participate in such audit or other Proceeding with respect to a Pre-Closing Tax Period. Purchaser shall not enter into any settlement with respect to any audit or other Proceeding with respect to a Pre-Closing Tax Period without the consent of Sellers (which consent shall not be unreasonably withheld, conditioned, or delayed). The provisions of Section 12.2 (a) and this Section 12.2(d) shall apply (and not the provisions of Section 10.3 and Section 10.4), in the event of any dispute with or audit by, a tax authority (federal, state, local or otherwise) with respect Tax Returns described in this Section 12.2. Each Party shall bear its own costs and expenses in connection with any such audit, except that responsibility for any additional resulting Taxes shall be allocated between the Parties as elsewhere provided in this Agreement (including Section 12.2(a)).

(e) Amendments of Tax Returns. Except as otherwise required under applicable Tax Law, permitted in this Section 12.2 or in settlement of a Tax Proceeding, Purchaser shall not file, nor cause to be filed, any amended Tax Return relating to a period prior to the Closing Date or any amended Tax Return for any Tax period ending before the Closing Date and filed before the Closing Date without the written consent of Sellers, which consent shall not be unreasonably withheld, delayed or conditioned.

(f) Cooperation on Tax Matters. Sellers and Purchaser shall (i) each provide the other, and Purchaser shall cause Company to provide Sellers with such assistance as may reasonably be requested by any of them or their professional advisors in connection with the preparation of any Tax Return or the audit or other examination by any taxing authority, or judicial or administrative proceedings, relating to liability for Taxes for which Sellers may possibly be responsible under this Agreement, (ii) each retain and provide the other, and

Purchaser shall cause Company to retain and provide Sellers, with any records or other information in the possession of such Party or its professional advisors or other representative(s) which may be relevant to such Tax Return, audit or examination, proceeding or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of Company for any period ending on or prior to the Closing Date. Without limiting the generality of the foregoing, Purchaser shall retain, and shall cause Company to retain, and Sellers shall retain until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules and other records or information (to the extent such items are the possession of such Party or its professional advisors or other representative(s)) which may be relevant to such Tax Returns for all tax periods or portions thereof ending on, before or including the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the other Party with a reasonable opportunity to review and copy the same.

12.3. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees including, without limitation, any interest, penalties or additions thereto (“Transfer Taxes”) incurred in connection with the sale of the Shares pursuant to this Agreement and any other similar Tax that may be imposed, shall be paid half by Purchaser and half by Sellers when due, and Sellers will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Tax Law, the Purchaser will join in the execution of any such Tax Returns and other documentation. All Transfer Taxes relating to any transfer of Excluded Assets, any transfer of Excluded Subsidiaries, and any sale to SuperAmerica (whenever occurring) as contemplated by Section 8.12 hereof shall be paid by Sellers or another third party, but in no event by Purchaser. The Parties shall take any reasonable action that may be available to reduce or eliminate any Transfer Taxes.

12.4. Title Costs. The costs of the Title Commitments shall be paid half by Purchaser and half by Sellers. The costs of recording any documents to put title to the Real Property in the name of Sellers or to discharge any Liens shall be paid by Sellers. Should the Purchaser choose to purchase title policies, the premium cost of such policies shall be paid by Purchaser.

XIII.	DEFINITIONS

The following capitalized terms used in this Agreement shall have the meanings set forth below:

“401 (k) Plan” shall refer to that certain Erickson Oil Products 401(k)/Profit Sharing Plan, dated effective January 3, 2011.

“Acquisition Transaction” has the meaning set forth in Section 8.10(a).

“Adjusted Share Purchase Price” has the meaning set forth in Section 2.1.

“Adverse Claim” shall have the meaning set forth in Article 8 of the Uniform Commercial Code of the State of Delaware.

“Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person.

“Affordable Care Act” has the meaning set forth in Section 5.14.

“Agreement” has the meaning set forth in the Preamble.

“Applicable State Environmental Agencies” means the state environmental agencies responsible for regulating each of the respective Locations.

“Assets” means the assets used by Company in the operation of the Business and owned by Company or the Purchased Subsidiary on the Closing Date including the Inventory, the Tangible Personal Property, the Owned Real Properties, the Leased Real Properties, and the Fuel Equipment.

“Assumed Liabilities” has the meaning set forth in the Purchase and Sale Agreement.

“AULs” has the meaning set forth in Section 8.7(b).

“Balance Sheet” means the audited consolidated balance sheet of Company as of the Balance Sheet Date.

“Balance Sheet Date” has the meaning set forth in Section 5.11.

“Breach” with respect to a representation, warranty, covenant, obligation, or other provision of this Agreement, any Designated Seller Documents or any Purchaser Documents, as the case may be, will be deemed to have occurred if there is or has been any inaccuracy in or breach of, or any failure to perform or comply with, or violation of such representation, warranty, covenant, obligation, or other provision, and the term “Breach” means any such inaccuracy, breach, failure, claim, occurrence, violation or circumstance.

“Breach Amount” shall have the meaning set forth in Section 7.1.

“Break Fee” shall mean an amount equal to $2,500,000.

“Business” means the ownership and operation of the retail gasoline service stations and convenience stores at the Locations.

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in Minnesota are authorized or required by law to close.

“Cap” has the meaning set forth in Section 10.4.

“Car Wash Supplies Inventory” means consumable operating items not intended for retail sale at the Locations as of the Closing that are used in connection with the operation of a car wash at such Locations.

“Cash on Hand” means the aggregate of the operating cash balances at each Location plus all cash held in those automated teller machines owned by the Company and operated under a service contract between the Company and Universal ATM.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Closing” has the meaning set forth in Section 4.1.

“Closing Balance Sheet” has the meaning set forth in Section 2.2(b).

“Closing Date” has the meaning set forth in Section 4.1.

“Closure Letter” has the meaning set forth in Section 8.7.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company Auditor” has the meaning set forth in Section 5.11.

“Competitive Business” has the meaning set forth in Section 8.8.

“Confidential Information” has the meaning set forth in Section 7.2.

“Confidentiality Agreement” has the meaning set forth in Section 7.2.

“Contract” means any agreement, contract, note, mortgage, indenture, Lease, arrangement or other obligation, excluding purchase orders.

“CST Brands” means CST Brands, Inc., a Delaware corporation.

“Current Assets” means the book value of the current assets listed on Schedule 13 as determined in accordance with GAAP and in accordance with the Company’s historical practices and procedures; provided, however, (i) the book value of any Inventory items shall be adjusted as contemplated by Section 3.3 (i.e. although Company’s historical valuation of current assets has included a last-in, first-out reserve for Inventory, valuation of current assets hereunder will instead follow Section 3.3 with respect to the valuation of Inventory), (ii) in order to be included in the calculation of Current Assets, all items of Inventory and related supplies (including raw materials, work-in-progress and finished goods) must not be past their expiration date or otherwise obsolete, as is determined by the Independent Auditor in connection with the Physical Inventory and (iii) no current deferred Tax assets or prepaid expenses relating to any Tax Returns shall be included in the calculation of Current Assets.

“Current Liabilities” means the book value of the current liabilities (which shall include without limitation, accrued vacation and sick pay but shall not include any current deferred Tax Liabilities) listed on Schedule 13 as determined in accordance with GAAP and in accordance with the Company’s historical practices and procedures other than any Indebtedness which bears interest which shall be paid by Sellers prior to the Closing.

“Deposit” has the meaning set forth in Section 2.3.

“Designated Purchaser Documents” means the Purchase and Sale Agreement and the documents and certificates executed and delivered by Purchaser to Sellers pursuant to Section 9.2(a)-(b) herein.

“Designated Seller Documents” means the Purchase and Sale Agreement, the deeds executed by Team Investments in favor of Purchaser in connection with consummation of the transactions contemplated in the Purchase and Sale Agreement, and the documents and certificates executed and delivered by Sellers to Purchaser pursuant to Sections 9.2(a)-(b) herein.

“Effective Date” has the meaning set forth in the Preamble.

“Employee Benefit Plans” has the meaning set forth in Section 5.18(a).

“Employees” shall have the meaning set forth in Section 8.15.

“Environmental Compliance Testing” has the meaning set forth in Section 7.3.

“Environmental Laws” means all (i) Laws relating to protection of the environment, natural resources or human and occupational health and safety, including Laws relating to Hazardous Substances, Laws otherwise relating to the manufacture, formulation, generation, processing, distribution, use, treatment, storage, release, transport, remediation, abatement, cleanup or handling of Hazardous Substances, Laws relating to pollution or prevention of pollution (including, without limitation, emissions of dust, heat, noise or odor) and Laws relating to maintenance of water or air quality, (ii) Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and (iii) Laws relating to the condition, management or use of natural resources.

“Environmental Liabilities” means all liabilities of Company arising in connection with the Business, the Owned Real Properties or Leased Real Properties, which arise under or relate to a violation by Company of Environmental Laws.

“Environmental Permits” means any Permit, license, authorization, consent or similar item required by Environmental Laws for the ownership and operation of the Business, the Owned Real Properties or Leased Real Properties.

“Environmental Schedules” means Schedule 5.20 of the SPA Schedules.

“ERISA” has the meaning set forth in Section 5.18(a).

“ERISA Affiliate” has the meaning set forth in Section 5.18(a).

“ESA” has the meaning set forth in Section 7.3.

“Escrow Account” has the meaning set forth in Section 4.4(a).

“Escrow Agent” has the meaning set forth in Section 2.3.

“Escrow Agreement” has the meaning set forth in Section 2.3.

“Excluded Subsidiaries” shall mean Erickson Transport Corporation of Wisconsin, Triple Play, LLC and Village Wine and Spirits, LLC.

“Expired SuperAmerica Locations” has the meaning set forth in Section 9.1(g).

“Financial Statements” has the meaning set forth in Section 5.11.

“FIRPTA” has the meaning set forth in Section 5.9.

“Fiscal Year” has the meaning set forth in Section 4.5.

“Food Service Inventory” means all items used in the preparation or dispensing at the Locations of food items for immediate consumption, including such resulting food items.

“Fuel Equipment” means all fuel fixtures and equipment now attached to or used in connection with the Owned Real Properties and Leased Real Properties, including without limitation, all petroleum pumps and dispensers, underground and aboveground fuel storage tanks, canopies, fuel lines, fittings and connections used in the Ordinary Course of Business at the Owned Real Properties and Leased Real Properties to receive, store and/or dispense fuels.

“GAAP” shall mean generally accepted accounting principles of the United States of America consistently applied, as in effect from time to time, and applied in accordance with the Company’s historical practices and procedures.

“Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court or arbitrator.

“HSR Act” means the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended.

“Hazardous Substances” means (a) any and all radioactive materials or wastes, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials, urea formaldehyde foam, and (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “toxic pollutants,” or words of similar meaning and regulatory effect under any applicable Environmental Law.

“Indebtedness” shall mean, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person (other than customary reservations or retentions of title under agreements with suppliers entered into in the Ordinary Course of Business), (d) all obligations of such Person incurred, issued or assumed as the deferred purchase price of property or services purchased by such Person (other than trade debt incurred in the Ordinary Course of Business and not more than 90 days past due unless being contested in good faith and for which adequate reserves have been established in accordance with GAAP) which would appear as liabilities on a balance sheet of such Person, (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations guaranteed by such Person with respect to Indebtedness of another Person, (g) the principal portion of all capital leases plus any accrued interest thereon, (h) the maximum amount of all letters of credit issued or bankers’ acceptances facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed) and (i) obligations of any partnership or unincorporated joint venture in which such Person is a general partner or a joint venturer unless such obligations are expressly made non-recourse to such Person (by operation of law or otherwise). For the avoidance of doubt, Current Liabilities are excluded from the definition of Indebtedness to the extent that such Liabilities are included in the Share Purchase Price Calculation.

“Indemnification Escrow Amount” has the meaning set forth in Section 4.4(a).

“Independent Auditor” means Retail Industry Services, Ltd.

“Inventory” means all Merchandise Inventory, Car Wash Supplies Inventory, Supplies Inventory, Lottery Inventory, Cash on Hand, Food Service Inventory and Petroleum Inventory that are present at the Locations at Closing.

“Intellectual Property” shall mean any of the following: (a) patents and patent applications, (b) registered and unregistered trademarks and service marks, trademark registrations, pending trademark and service mark registration applications, and similar reservations of marks, (c) registered and unregistered copyrights, copyright registrations, and applications for copyright registrations, (d) internet domain names and (e) trade secrets.

“Interim Period” has the meaning set forth in Section 7.1.

“Knowledge” shall mean, with respect to a particular fact or other matter if:

(a) a natural person is actually aware of such fact or other matter; or

(b) the knowledge of such natural person after reasonable inquiry by such person. As used herein, the term “reasonable inquiry” shall mean that such Person has conducted a review that would have been conducted by a reasonably prudent Person under the circumstances of the documentation in the possession of or provided to such Person.

A Person (other than a natural person) will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving as a director, executive officer, partner, executor, or trustee of such Person (or in any similar capacity) has Knowledge of such fact or other matter. Without limiting the generality of the foregoing, for purposes of this Agreement, the phrases “Knowledge of Sellers,” “to the Knowledge of Sellers” and similar terms and phrases mean the Knowledge of Gary Vander Vorst or Debra J. Erickson and a “reasonable inquiry” on the part of the Sellers shall include (i) with respect to Sections 5.11(c), 5.11(b), and 5.15, a review of such representations and warranties with the Chief Financial Officer of the Company, and (ii) with respect to Sections 5.14 and 5.18, a review of such representations and warranties with the Director of Human Resources of the Company.

“Known Pollution” means Hazardous Substances or Environmental Liabilities that are identified on Schedule 8.7(a), as may be amended pursuant to Section 7.4.

“Law” or “Laws” shall mean all applicable local, state, or federal laws, statutes, ordinances, or administrative or judicial decisions.

“Leased Real Properties” means Leases, together with all of Company’s interest under such Leases in the buildings, improvements, easements and appurtenances thereon and thereto.

“Leases” means any real property leases with Company as lessee covering the Locations more particularly described as Leased Real Properties on Schedule 5.19(b).

“Liabilities” shall mean any and all Indebtedness, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” shall mean any lien, security interest, mortgage, encumbrance, Adverse Claim or charge of any kind.

“Locations” has the meaning set forth in the Preamble and shall include, collectively, all locations regardless of whether the real property falls in the category of Owned Real Properties or Leased Real Properties.

“Losses” means assessments, Liabilities, losses, costs, damages, penalties, charges, expenses or diminution of value including, without limitation interest, penalties and reasonable attorneys’ fees, disbursements and expenses (expressly excluding consequential damages and punitive damages except to the extent that such damages are paid to third parties). For purposes of determining the amount of Losses resulting from a Breach, all qualifications or exceptions in any representation or warranty referring to the terms “material”, “materiality”, “in all material respects”, or “Material Adverse Effect” and similar words and phrases shall be disregarded.

“Lottery Inventory” means all lottery tickets at any Location.

“LTM Store Level EBITDA” means the aggregate EBITDA for each of the Locations reflected in Schedule 5.11(b).

“Material Adverse Effect” means a change, event or effect that is materially adverse to the Business, taken as a whole, other than (i) changes, conditions or events that are applicable to the petroleum industry generally, or the petroleum marketing and convenience store retailing businesses specifically, including, without limitation, war, embargo, natural or man-made disaster or global price fluctuations; (ii) worsening domestic or global economic conditions or other economic factors that adversely affect the Business; (iii) any changes to applicable Laws or accounting rules or principles, including changes in GAAP; (iv) any action required by this Agreement; or (v) public announcement of the sale contemplated in this Agreement prior to the Closing.

“Material Contracts” has the meaning set forth in Section 5.16.

“Matrix” means Matrix Private Equities, Inc.

“Merchandise Inventory” means saleable items of merchandise of every type and description at the Locations as of the Closing excluding Petroleum Inventory, Car Wash Supplies Inventory, Supplies Inventory, Lottery Inventory, and Food Service Inventory. For purposes of determining Merchandise Inventory, “saleable” shall mean all items other than (1) items that violate applicable government code specifications; (2) spoiled or damaged items, including packaging thereof; and (3) items that are stale dated as of the date of the inventory audit.

“New Employer” has the meaning set forth in Section 8.15.

“Non-Environmental Schedules” means the Schedules (except for Schedule 5.20).

“Non-Exempt Trust” has the meaning set forth in Section 5.27.

“Nonqualified Plan” means each Nonqualified Deferred Compensation Plan maintained by the Company for certain executives described on Schedule 5.18 (a).

“Notice of Disagreement” has the meaning set forth in Section 2.2(b).

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Owned Real Properties” means all real property to be owned by Company as of the Closing Date comprising the Locations more particularly described as owned real properties on Schedule 5.19(a), together with all buildings, improvements, easements and appurtenances thereon and thereto, subject only to the Permitted Encumbrances.

“Outside Date” has the meaning set forth in Section 4.1.

“Parties” means Purchasing Parties and Sellers.

“Party” means either the Purchasing Parties, on the one hand, or the Sellers, on the other hand.

“Permits” means all operating permits, Fuel Equipment permits or tank permits, underground and aboveground storage tank notifications or registrations, if any, and other permits, licenses, filings and other governmental authorizations, agreements, contracts, and approvals including any licenses or permits relating to the sale of tobacco products and alcoholic beverages.

“Permitted Encumbrances” means (i) real estate Taxes assessed for the Fiscal Year in which the Closing takes place and not yet delinquent; (ii) existing encroachments, easements, rights of way, covenants, reservations and restrictions in the chain of title to the Owned Real Properties or existing thereon which do not substantially interfere with the use of the property for the retail sale of petroleum products and food stuffs; and (iii) all building, zoning and historical Laws, rules and regulations affecting the Owned Real Properties as well as matters noted on the survey or Title Commitments which either (a) do not substantially interfere with the use of the Fee Properties for the retail sale of petroleum products and food stuffs or (b) are not objected to, by Purchaser, in writing, within thirty (30) days following the Effective Date of this Agreement. Notwithstanding anything to the contrary set forth herein, other than the Liens for real estate taxes described in subparagraph (i) in this definition, no Liens shall be deemed to be Permitted Encumbrances.

“Person” means any individual, partnership, limited liability company, corporation, cooperative, trust or other entity.

“Petroleum Inventory” means saleable gasoline, kerosene and diesel fuel at the Locations as of the Closing. For purposes of determining Petroleum Inventory, “saleable” shall mean conforming to the octane, brand and applicable requirements for sales of fuel from the Fuel Equipment at the Locations.

“Physical Inventory” has the meaning set forth in Section 3.1.

“PLL Policy” means a Pollution Legal Liability Insurance with terms customary for this type of transaction procured by Purchaser on the Closing Date

“Pre-Closing Straddle Period Taxes” has the meaning set forth in Section 12.2(c),

“Previous Locations” means any real properties that the Company or the Purchased Subsidiary have owned or leased at any time, but expressly excludes the Owned Real Properties, the Leased Real Properties, and the Excluded Assets.

“Proceedings” has the meaning set forth in Section 5.6.

“Property Taxes” has the meaning set forth in Section 4.5.

“Proprietary Information” means trade secrets of the Company and the Purchased Subsidiary and any information that has value to Company or the Purchased Subsidiary and is not generally known to its competitors or the public including financial information, financial forecasts and budgets, market studies and analyses, feasibility studies, notes, analyses, compilations, studies, interpretations, supplier lists, business plans or other documents or information.

“Purchase and Sale Agreement” means that certain Real Estate Purchase and Sale Agreement by and between Purchaser and Team Investments, which will be entered into on the date hereof.

“Purchased Subsidiary” shall mean Freedom Valu Centers Inc.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Documents” has the meaning set forth in Section 6.1.

“Purchaser Fundamental Representations” has the meaning set forth in Section 10.1.

“QSRs” means quick service restaurants.

“Release” has the meaning specified in 42 U.S.C. §9601(22).

“Restricted Parties” means the Sellers and their Affiliates, Debra J. Erickson, Gary Vander Vorst, Ashley B. Jordan, Bradley D. Erickson, and Grady L. Erickson.

“Retained Liabilities” has the meaning set forth in the Purchase and Sale Agreement.

“Schedules” means the schedules, dated as of the date of this Agreement, in the form delivered to the Purchaser by the Sellers in the form attached hereto, as such schedules may be supplemented from time to time in accordance with Section 7.1 or Section 7.4.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 6.8.

“Seller Documents” has the meaning set forth in Section 5.1.

“Seller Fundamental Representations” has the meaning set forth in Section 10.1.

“Sellers” has the meaning set forth in the Preamble.

“Share Purchase Price” has the meaning set forth in Section 2.1.

“Share Purchase Price Calculation” has the meaning set forth in Section 2.2(b).

“Shares” has the meaning set forth in the Preamble.

“SIR” has the meaning set forth in Section 8.7(c).

“Software” means computer software programs and software systems, including all databases, compilations, tool sets, compilers, higher level or “proprietary” languages, related documentation and materials, whether in source code, object code or human readable form.

“Stock Environmental Remediation Escrow” has the meaning set forth in Section 8.7(d).

“Stock Remedial Measures” has the meaning set forth in Section 8.7(a).

“Subsidiaries” means Excluded Subsidiaries and Purchased Subsidiaries.

“SuperAmerica” means SuperAmerica Franchising, LLC, a Delaware limited liability company.

“SuperAmerica Franchise Agreements” has the meaning set forth in Section 8.12.

“SuperAmerica Locations” has the meaning set forth in Section 8.12.

“SuperAmerica ROFR” has the meaning set forth in Section 8.12.

“Supplies Inventory” means consumable operating items not intended for retail sale at the Locations as of the Closing and excluding any Car Wash Supplies Inventory and any forms.

“Takeover Proposal” has the meaning set forth in Section 8.10(a).

“Tangible Personal Property” means all furniture, fixtures, equipment and other tangible personal property owned by Sellers and now situated at the Owned Real Properties and Leased Real Properties.

“Tax Law” means any Law with respect to Taxes.

“Tax Proceeding” has the meaning set forth in Section 5.12(b).

“Tax Return” means any return, declaration, report, estimate, information return and statement (including any attachment, amendment or schedule thereto) required to be filed, or which is otherwise filed, with any Governmental Authority in respect of any Tax.

“Taxes” shall mean (i) all taxes, assessments, charges, duties, fees, levies or other governmental charges including all United States federal, state, local, foreign and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges, all estimated taxes, deficiency assessments, additions to tax, penalties and interest and (ii) any liability for the payment of or in respect of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, combined or unitary group for Tax purpose or, as a result of any tax sharing or tax allocation agreement, arrangement or understanding or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise.

“Team Investments” means Team Investments LLC, a Minnesota limited liability company.

“Third Party Leases” means lease agreements for tenants at the Locations of the Owned Real Properties, as set forth on Schedule 5.19(a).

“Third Party Software” means all Software licensed to Sellers, Company or Purchased Subsidiary by any third party under Contracts.

“Title Commitments” shall have the meaning set forth in Section 5.7

“Title Company” has the meaning set forth in Section 5.7.

“Transfer Taxes” has the meaning set forth in Section 12.3.

“Transferred Employees” shall have the meaning set forth in Section 8.15(a).

“Treasury Regulations” means the income tax Treasury Regulations promulgated under the Code, as the same may be amended from time to time.

“Unaudited Balance Sheet” has the meaning set forth in Section 5.11.

“Unknown Pollution” means Hazardous Substances or Environmental Liabilities in existence as of the Closing Date not identified as Known Pollution.

“USPTO” means the United States Patent and Trademark Office.

XIV.	MISCELLANEOUS

14.1. Payment of Expenses and Fees. Except as otherwise provided in this Agreement, Purchaser and Sellers shall each bear their own costs and expenses, including attorneys’ fees, incurred in connection with the transactions contemplated by this Agreement.

14.2. Entire Agreement. This Agreement, including the exhibits and other writings referred to herein or delivered pursuant hereto, constitutes the entire agreement between Sellers and Purchaser with respect to the subject matter hereof and supersedes all prior oral or written agreements, commitments or understandings with respect thereto, except the Confidentiality Agreement. No amendment hereof shall be binding on the Parties unless in writing and signed by authorized representatives of all Parties hereto.

14.3. No Third Party Beneficiaries. This Agreement is not intended to and does not confer any rights or obligations on any party that is not a signatory to this Agreement.

14.4. Business Days. If the day for performance of any action described in this Agreement shall fall on a Saturday, Sunday or a day on which the banks are closed in the State of Minnesota, the time for such action shall be extended to the next Business Day.

14.5. Governing Law. This Agreement shall be deemed to be a contract entered into in the State of Delaware and it and all matters arising out of the transactions contemplated hereby or related thereto shall be governed, construed and interpreted in all respects according to the Laws of the State of Delaware, without reference to principles of conflicts of law thereof.

14.6. Venue. Any action to enforce this Agreement, or to interpret or construe the meaning of this Agreement, shall be brought in the U.S. District Court for the District of Minnesota.

14.7. Obligations of Parties; Successors and Assigns.

(a) Subject to following provisions, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, personal representatives, successors and assigns. If more than one person or entity is named as Purchaser, the term “Purchaser” shall refer to each person or entity so named and any one or more of them in any combination, and the representations, warranties, covenants, obligations and liabilities of Purchaser herein shall constitute their joint and several representations, warranties, covenants, obligations and liabilities.

(b) Without the prior written consent of Sellers and in Sellers’ sole discretion, Purchaser shall not, directly or indirectly, assign this Agreement or any of its rights hereunder. Any attempted assignment in violation hereof shall, at the election of Sellers, be of no force or effect and shall constitute a default by Purchaser.

(c) Without the prior written consent of Purchaser and in Purchaser’s sole discretion, Sellers shall not, directly or indirectly, assign this Agreement or any of its rights hereunder. Notwithstanding the foregoing, Purchaser may assign this Agreement to any Affiliate provided that such an assignment will not relieve Purchaser of any liabilities or obligations hereunder and Purchaser must remain jointly and severally liable with its assignee for all its liabilities and obligations hereunder. Any attempted assignment in violation hereof shall, at the election of Purchaser, be of no force or effect and shall constitute a default by Sellers.

(d) The obligations of Sellers under this Agreement shall be joint and several.

14.8. Waiver. The excuse or waiver of the performance by a Party of any obligation of the other Party under this Agreement shall only be effective if evidenced by a written statement signed by the Party so excusing or waiving. No delay in exercising any right or remedy shall constitute a waiver thereof, and no waiver by Sellers or Purchaser of the Breach of any covenant of this Agreement shall be construed as a waiver of any preceding or succeeding Breach of the same or any other covenant or condition of this Agreement.

14.9. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or attachment of a PDF file to e-mail shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or attachment of a PDF file to e-mail shall be deemed to be their original signatures for all purposes.

14.10. Attorneys’ Fees. In the event of a judicial or administrative proceeding or action by one Party against the other Party with respect to the interpretation of, enforcement of, or any action under this Agreement, the prevailing Party shall be entitled to recover reasonable costs and expenses including reasonable attorneys’ fees and expenses, whether at the investigative, pretrial, trial or appellate level. The prevailing Party shall be determined by the court based upon an assessment of which Party’s major arguments or position prevailed.

14.11. Descriptive Headings; Word Meaning. The descriptive headings of the paragraphs of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any provisions of this Agreement. Words such as “herein,” “hereinafter,” “hereof” and “hereunder” when used in reference to this Agreement, refer to this Agreement as a whole and not merely to a subdivision in which such words appear, unless the context otherwise requires. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires. The word “including” shall not be restrictive and shall be interpreted as if followed by the words “without limitation.” Each exhibit referenced herein shall be deemed part of this Agreement and incorporated herein wherever any reference is made thereto. Unless otherwise defined therein, capitalized terms used in the exhibits to this Agreement shall have the meanings given to such terms respectively in the body of this Agreement. Each accounting term not defined herein will have the meaning given to it under GAAP. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

14.12. Time of the Essence. TIME IS OF THE ESSENCE WITH RESPECT TO EACH PROVISION OF THIS AGREEMENT. Without limiting the foregoing, Purchaser and Sellers hereby confirm their intention and agreement that time shall be of the essence with respect to each and every provision of this Agreement, notwithstanding any subsequent modification or extension of any date or time period that is provided for under this Agreement. The agreement of Purchaser and Sellers that time is of the essence with respect to each and every provision of this Agreement shall not be waived or modified by any conduct of the Parties, and the agreement of Purchaser and Sellers that time is of the essence with respect to each and every provision of this Agreement may only be modified or waived by the express written agreement of Purchaser and Sellers that time shall not be of the essence with respect to a particular date or time period, or any modification or extension thereof, which is provided under this Agreement.

14.13. Construction of Contract. This Agreement shall not be construed more strictly against one Party than against the other merely by virtue of the fact that it may have been prepared primarily by counsel for one of the Parties, it being recognized that both Purchaser and Sellers have contributed substantially and materially to the preparation of this Agreement.

14.14. Severability. The Parties hereto intend and believe that each provision in this Agreement comports with all applicable Laws. If, however, any provision in this Agreement is found by a court of law to be in violation of any applicable Law or public policy, or if in any other respect such a court declares any such provision to be illegal, invalid, unlawful, void or unenforceable as written, then it is the intent of all Parties hereto that, consistent with and with a view towards preserving the economic and legal arrangements among the Parties hereto as expressed in this Agreement, such provision shall be given force and effect to the fullest possible extent, and that the remainder of this Agreement shall be construed as if such illegal, invalid, unlawful, void, or unenforceable provision were not contained herein, and that the rights, obligations, and interests of the Parties under the remainder of this Agreement shall continue in full force and effect.

14.15. No Implied Contract. Neither Sellers nor Purchaser shall have any obligations in connection with the transaction contemplated by this Agreement unless (a) all the Sellers, on the one hand each acting in its sole discretion, and Purchaser, on the other hand acting in its sole discretion, elect to execute and deliver this Agreement to the other Party and (b) Team Investments and Purchaser, each acting in its sole discretion, elect to execute and deliver the Purchase and Sale Agreement to the other. No correspondence, course of dealing, or submission of drafts or final versions of this Agreement between Sellers and Purchaser shall be deemed to create any binding obligations in connection with the transaction contemplated hereby, and no contract or obligation on the part of Sellers or Purchaser shall arise unless and until a counterpart of this Agreement is fully executed by all the Sellers and Purchaser. Once so executed and delivered by each of Sellers and Purchaser, this Agreement shall be binding upon them.

14.16. Notices. All notices and consents to be given hereunder shall be in writing and shall be deemed to have been duly given if (a) (i) delivered personally, (ii) mailed (postage prepaid) by certified mail (in this case, notice to be deemed given three days after mailing), or (iii) delivered by a recognized commercial courier to the Party entitled thereto at the address set forth below or such other address as such Party shall have designated by five days’ notice to the other; and (b) delivered by email, as set forth below:

If to Sellers, to:	GST Exempt Family Trust created under the
David B. Erickson Revocable Trust u/a/d
May 12, 2010
1231 Industrial Street
Hudson, WI
Attn: Gary Vander Vorst
Email: gvandervorst@freedomvalu.com

GST Non-Exempt Family Trust created under
the David B. Erickson Revocable Trust u/a/d
May 12, 2010
1231 Industrial Street
Hudson, WI
Attn: Gary Vander Vorst
Email: gvandervorst@freedomvalu.com

With a copy to:	Winthrop & Weinstine, P.A.
(which will not	225 South Sixth Street, Suite 3500
constitute notice)	Minneapolis, MN 55402
Attn: Mark T. Johnson
Email: MJohnson@winthrop.com

If to Purchasing Parties:	Minnesota Nice Holdings Inc.
645 Hamilton Street, Suite 500
Allentown, PA 18101
Email:

With a copy to:	Jackson Walker L.L.P.
(which will not	112 E. Pecan, Suite 2400
constitute notice)	San Antonio, Texas 78205
Attn: Steven R. Jacobs
Email: sjacobs@jw.com

[Signatures appear on the next succeeding page.]

IN WITNESS WHEREOF, the Parties hereto have executed this Stock Purchase Agreement as of the date first above written.

SELLERS:

GST EXEMPT FAMILY TRUST CREATED UNDER THE DAVID B. ERICKSON REVOCABLE TRUST UAD MAY 12, 2010

Signed:	/s/ Debra J. Erickson	/s/ Gary D. Vander Vorst

By:	Debra J. Erickson	Gary D. Vander Vorst

Its:	Co-Trustee	Co-Trustee

GST NON-EXEMPT FAMILY TRUST CREATED UNDER THE DAVID B. ERICKSON REVOCABLE TRUST UAD MAY 12, 2010

Signed:	/s/ Debra J. Erickson	/s/ Gary D. Vander Vorst

By:	Debra J. Erickson	Gary D. Vander Vorst

Its:	Co-Trustee	Co-Trustee

PURCHASER:

MINNESOTA NICE HOLDINGS INC.

Signed:	/s/ David F. Hrinak

By:	David F. Hrinak

Its:

Title:	EVP

PURCHASER PARENT:

CROSSAMERICA PARTNERS LP F/K/A LEHIGH GAS PARTNERS LP

Signed:	/s/ David F. Hrinak

By:	David F. Hrinak

Its:

Title:	EVP

With respect to Sections 8.8, 8.9, and 8.10:

/s/ Debra J. Erickson
Debra J. Erickson

/s/ Gary Vander Vorst
Gary Vander Vorst

/s/ Ashley B. Jordan
Ashley B. Jordan

/s/ Bradley D. Erickson
Bradley D. Erickson

/s/ Grady L. Erickson
Grady L. Erickson

[Signature Page(s) to Stock Purchase Agreement.]